UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-S/A

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2020

(Exact name of registrant as specified in its charter)

CALIBERCOS INC.

Commission File Number: 024-11016

Delaware	47-2426901
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

8901 E Mountain View Rd., Ste 150 Scottsdale, AZ (Address of principal executive offices)	85258 (Zip Code)

(480) 295-7600
Registrant’s telephone number, including area code

Series B Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

In this report, the term, collectively, the “Company”, “Caliber”, “we”, “our” or “us” refers to CaliberCos Inc.

This semiannual report on Form 1-SA (this “Report”) may contain forward-looking statements that are based on our beliefs and assumptions and information currently available to us. Forward-looking statements include information related to the expected effects on our business of COVID-19, possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment, and potential growth opportunities. Forward-looking statements include all statements that are not historical facts. In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” or similar expressions and the negatives of those terms.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. Risks that could affect our results of operations, liquidity and capital resources, and other aspects of our business discussed in this Report include the duration and scope of COVID-19, including whether, where and to what extent resurgences of the virus occur; its short and long-term impact on the broader economy, levels of consumer confidence, and government actions taken in response to the pandemic. These statements reflect management’s current views with respect to future events and are subject to unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on any forward-looking statements in this report. COVID-19, and the volatile economic conditions stemming from it, and additional or unforeseen effects from the COVID-19 pandemic, could also give rise to or aggravate the other risk factors that we identify under the heading “Risk Factors” contained in our Offering Circular approved by the SEC on June 22, 2020, which in turn could materially affect our business, financial condition, liquidity, and results of operations (including revenues and profitability). Furthermore, COVID-19 may also affect our operating and financial results in a manner that is not presently known to us or that we currently do not consider to present significant risks to our operations.

Any forward-looking statements made by us in this Report speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PART II

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this Report.

Overview

CaliberCos Inc., a Delaware corporation (collectively, the “Company”, “Caliber”, “we”, “our”, or “us”), was originally founded as Caliber Companies, LLC, an Arizona limited liability company, organized under the laws of Arizona, and commenced operations in January 2009. In 2014, the Company was reorganized as a Nevada corporation and in June 2018, we reincorporated in the state of Delaware.

We are focused on creating wealth for our clients by providing access to high-quality real estate investments. Caliber believes that capital organized privately into structured funds offers investors an optimal balance of risk adjusted return and investment performance. By allowing investors to participate with a minimum investment as low as $35,000, Caliber provides typical real estate investors access to sophisticated strategies and assets that they may not otherwise have.

While our business model is in part analogous to that of a financial asset manager, our model is built on two platforms: Caliber's Capital Formation Engine and Caliber's Deployment Engine.

Caliber’s Capital Formation Engine is an internally developed system of integrated sales, marketing, public relations, communications and technology infrastructure. This infrastructure has allowed Caliber to generate over $390 million in private equity capital from investors since the inception of the company and deploy that capital into real estate related investments. The Company’s Capital Formation Engine provides greater control to Caliber to finance its projects while reducing the overall cost of capital formation from approximately 10-15%, as compared to a typical non-traded REIT, to approximately 5%. Additionally, the engine is designed to provide for an intimate relationship between the Company and its private equity investors, which we believe provides for an ability to change strategies more rapidly, pursue fast-moving investment opportunities, and openly discuss market disruption, such as the COVID-19 pandemic, to help investors understand both the opportunity and risk created by the disruption.

This Deployment Engine, an internally developed system of private real estate funds serving diverse purposes, hands-on acquisition and development teams, a network of ‘deal providers’ sourced and maintained by the Company, government and community relations, and due diligence professionals creates a competitive advantage against other traditional asset manager models. This Deployment Engine allows Caliber to (i) identify attractive markets, (ii) build relationships within those markets with market participants who are often not found on the public’s radar, (iii) build relations with local governments to obtain incentives, development opportunities, or support for zoning and related changes, (iv) evaluate potential acquisitions, (v) complete due diligence, and (vi) acquire attractive projects. Caliber both acts as the principal developer or investor, meaning our internal staff is the only parties participating in the project, and as a co-developer or lead investor, meaning we have sourced a local developer who we believe is uniquely positioned to make a project more successful and negotiated a partnership on a specific project for our investors and funds. Our Real Estate Services segments facilitate the execution of this engine by allowing Caliber to be nimble and provide appropriate oversight to each project we acquire. Compared to those non-traded real estate investment trusts that come with high cost structures for investors, we offer reduced product origination costs and fund level fees. By eliminating many of the fees earned at the fund level, and sizing the remaining fees to cover overhead, Caliber strives to align its profitability with that of its investors. We believe our approach allows us to drive down the cost burden that is borne by funds under a traditional asset management model, increase returns to investors of those funds, and generate long-term sustainable cash flows.

Our operations are organized into eight reportable segments for management and financial reporting purposes, which are broadly separated in two categories; Real Estate Services (Fund Management, Construction and Development, Property Management, and Real Estate Brokerage) and Real Estate Operations (Hospitality, Residential, Commercial, and Diversified).

Real Estate Services

Fund Management — Our fund management segment represents our fund management activities along with back office and corporate support functions including accounting and human resources. It also includes the activities associated with Caliber Securities, LLC (“Caliber Securities”), a wholly-owned Arizona registered issuer-dealer, which generates fees from capital formation. We act as an asset manager of our funds, which have diversified investment objectives. In addition, it includes the activities of Caliber Services, LLC, and its subsidiaries, (“Caliber Services”), who acts as manager of the funds. We earn fund management fees for services rendered to each of the funds by Caliber Services. Below is an overview of the fees we earn:

•	Set-Up Fee. We charge an initial one-time fee related to the initial formation, administration and set-up of the applicable fund.

•	Financing Fee. We earn a fee upon the closing of a loan with a third party lender. This fee does not exceed 1% of the total loan and will not exceed 3% of the total loan after considering all other origination fees charged by lenders and brokers involved in the transaction.

•	Management Fee. We receive an annual management fee equal to 1.0% - 1.5% of the non-affiliated capital contributions related to the ongoing management of the assets owned by the fund and the overall fund administration.

Through Caliber Securities, we earn non-affiliated fees from raising capital into our funds. Our contracts with our funds are typically fixed fee arrangements which approximate no more than 3.5% on the dollars raised for any one fund.  As stated in Caliber’s partnership agreements, in addition to the fees noted above, Caliber is entitled to receive fees, that are not to exceed non-affiliated third party costs, for additional services provided to its partnerships.

Beginning in the second quarter of 2020 and continuing on an ongoing basis, Caliber has partnered with Patrick Capital Markets, LLC to provide managing broker-dealer services for the private fund offerings the Company is actively marketing. This additional layer of capital infrastructure is designed to support Caliber’s plan to grow an internally licensed sales team distributing its funds both directly to high net worth private clients and to institutions, such as registered investment advisers, who service those clients. The fees and costs associated with this arrangement generally include a managing broker-dealer fee ranging from 0.50% to 0.65% and a sales commission of 1.0%. These corresponding costs are partially offset by a reduction to the fee earned in our Caliber Securities contracts.

Construction and Development — Our construction and development segment represents our activities associated with asset remodeling, refurbishment and ground-up construction. The majority of the revenues generated by this segment are earned from work completed on assets held in our funds. Caliber Development, LLC (“Caliber Development”), a wholly-owned subsidiary of Caliber Services, acts as the general contractor on our projects. Our strategy for this segment is to complete high-quality work while maintaining competitive margins so that the resulting benefits are passed along to the investors of the related funds. During the six months ended June 30, 2020 and 2019, approximately 64% and 94%, respectively, of the segment’s revenues were derived from projects performed on assets held by our funds. These revenues had approximately $4 million and $16 million of projects in various stages of completion for the periods ended June 30, 2020 and 2019, respectively.

Property Management — Our property management segment includes the management of single-family assets of our funds and other similar assets held and owned by third parties. Through our wholly-owned subsidiary Caliber Realty Group, LLC (“Caliber Realty”), we provide property management services to assets held under our funds. In some instances, we may engage an external service provider to assist in increasing occupancy for specific and niche assets. Revenues in this segment are driven by property management fees, which are based upon percentages of the rental revenue or gross rent generated by such properties. Property management revenue also includes fees charged to property management customers for leasing commissions, which are based on the amount of the new lease executed with a minimum flat fee. During the six months ended June 30, 2020 and 2019, approximately 100% and 88%, respectively, of the segment’s revenues were derived from property management services performed on assets held by our funds. Management of the Company continues to execute on a strategy of outsourcing the Company's property management function to third parties.

Real Estate Brokerage — Our real estate brokerage segment is involved in executing the buying and selling of all our fund assets and completing the buy and sell transactions of other properties for third parties. During the six months ended June 30, 2020 and 2019, our brokerage segment completed approximately $8 million and $15 million in transactions generating approximately $0.2 million and $0.6 million of brokerage fees, respectively.

Real Estate Operations

Hospitality — Our hospitality segment represents our largest fund segment. Through the funds we manage, we acquire hotels in certain opportunistic situations in which we are able to purchase at a discount to replacement cost or can implement our value-add investment approach. Our hotels under management are located in Tucson, Chandler, Phoenix, and Scottsdale, Arizona and Ketchikan, Alaska. Our portfolio of hotels flows across multiple brands including Crowne Plaza, Sheraton, Hampton Inn, Holiday Inn, and Hilton. We earn property operating revenue generated by the hotel properties we own. This includes revenue from room rentals, food and beverage sales, banquet and group sales and other hotel operating activities.

The seasonality of our hotel assets includes a high season which begins on October 1 and runs through May 31 each year and our low season begins on June 1 and runs through September 30 each year. During the low season, we expect our average occupancies to drop significantly, which has partially coincided with the effects of COVID-19. Our expectation of improvement to our business operations going forward include expectations of improvements in travel as the country recovers from COVID-19 as well as our hotels entering their next busy season.

Residential — Our residential segment includes single and multi-family properties. The single-family properties are held by Caliber Residential Advantage Fund, LP (“CRAF”). CRAF’s investment strategy is to acquire undervalued homes and transform them through major or minor remodeling. Currently, all of our single-family properties are located in Arizona. We pursue multi-family opportunities inside and outside of Arizona where we believe we can unlock value through a myriad of strategies, including asset rehabilitation, repositioning and creative recapitalization. We focus primarily on apartments in supply-constrained, in-filled markets.

Commercial — Our commercial segment includes properties representing traditional office space, retail, and medical and self-storage facilities. We are involved in different commercial properties, located in Mesa, Kingman, and Casa Grande, Arizona; Henderson, Nevada; Johnstown, Colorado; and Logan, Utah.

Diversified — Our diversified segment includes our diversified fund portfolio consisting of CDIF, LLC (“CDIF”), Caliber Diversified Opportunity Fund II, LP (“CDOF II”) and Caliber Tax Advantaged Opportunity Zone Fund, LP (“CTAF”), and our lending fund Caliber Fixed Income Fund III, LLC (“CFIF III”).

Trends Affecting Our Business

The novel strain of coronavirus disease (“COVID-19”), is believed to have been first identified in China in late 2019 and has spread globally. The rapid spread has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders and shutdowns. Due to government travel restrictions, mandated closure of businesses, among other actions, our hospitality segment was significantly impacted by the effects of COVID-19. Furthermore, in June 2020, there was a significant spike in the number of reported COVID-19 cases in the state of Arizona where a substantial portion of the Company’s business and operations are located. In July 2020, according to the Center of Disease Control, the daily cases of COVID-19 in Arizona peaked to 4,877 cases. Since that time, Arizona has continued to experience declines seeing as low as 81 daily cases on September 8, 2020. Although conditions remain volatile, occupancy and revenue per available room (“RevPar”) are beginning to make a slow recovery from the low levels reached in March 2020 as quarantine measures and travel restrictions ease. RevPar decreased by 50.5% in March; 85.4% in April; 77.3% in May; 56.9% in June; and 56.6% in July compared to the same periods in 2019. For the six months ended June 30, 2020, our hotel occupancy was 46.8% compared to 78.1% over the same period in 2019. For the six months ended June 30, 2020, RevPar was $59, compared to $101 over the same period in 2019.

Due to the continued uncertainty in the outbreak, we are not in a position to predict when normal business operations will resume; however, we have taken steps to manage the effect of the pandemic on our corporate business and on the assets we manage which include, but are not limited to: (i) implementation of remote work arrangements which have been in effect since mid-March, which has not had a material effect on our ability to maintain our business operations; (ii) suspending/deferring any unnecessary capital improvements to our assets, unless for fire, life and safety; (iii) reducing food and beverage operations, within our hotels, in accordance with government regulations; (iv) furloughing any non-essential employees; (v) participating in the Paycheck Protection Plan program (“PPP”), as mentioned below; and (vi) having constant communications with lenders to receive additional facilities, convert current reserves into operational reserves and suspend the minimum debt service coverage ratio requirement, when applicable, for a 12-month period.

The overall impact of COVID-19 will depend on the length of time that the pandemic continues, its effect on demand drivers for our investments, the extent to which it affects our ability to raise capital into our investment products, and the effect of governmental regulations imposed in response to the pandemic, as well as uncertainty regarding all of the foregoing.

On March 27, 2020, The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted. The CARES Act is an approximately $2 trillion emergency economic stimulus package in response to the COVID-19 pandemic including the PPP. In April 2020, we were successful at obtaining PPP loans, through the CARES Act, for our real estate services division and each one of our individual hotel entities. The amounts of the PPP loans received by the Company and its consolidated entities totaled approximately $4.8 million.

According to the PPP terms, the potential loan forgiveness for all or a portion of the PPP loans is determined, subject to limitations, based on the use of loan proceeds over the 24-weeks after the loan proceeds are disbursed for payment of payroll costs and any payments of mortgage interest, rent, and utilities. The unforgiven portion of the PPP loan, if any, is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. We have used the proceeds from our PPP loans for purposes consistent with the PPP terms. While we currently believe that our use of the loan proceeds will meet the conditions for forgiveness there can be no assurance that forgiveness for any portion of the PPP loans will be obtained.

In December 2017, the President signed the Tax Cuts and Jobs Act (“TCJA”), providing a significant overhaul to the United States (“U.S.”) federal tax code. We expect the TCJA to be a net positive impact to the U.S. economy. In particular, Congress established the Qualified Opportunity Zone program (the “QOZ Program”), which provides preferential tax treatment to taxpayers who invest eligible capital gains into qualified opportunity funds (“QOFs”). CTAF is a QOF that will invest its capital into qualified opportunity zones (“QOZs”) and take advantage of this program. Internal Revenue Service (“IRS”) and Treasury regulations are forthcoming, and we will continue to monitor and evaluate the interpretations as they are issued.

Our success at raising new capital into our funds is impacted by the extent to which new investors see alternative assets as a viable option for capital appreciation and/or income generation. As the markets continue to demonstrate unpredictable trends, we believe the increasing appetite for stable real assets will be a continuing trend. Since our inception, we have continued to successfully raise capital into our funds with our total capital raised through June 30, 2020 exceeding $390 million.

Our business is driven by demand from investors seeking alternatives to traditional investments such as stocks, bonds, and insurance products. Since 2007, global investments in private asset alternatives has tripled from $2.5 trillion to over $8.0 trillion. Caliber's business model is designed specifically to assist investors with net worth from $1 million to in excess of $50 million to participate in this private asset market by providing smaller fund sizes, lower minimum investments, and access to necessary education on how these investment function.

Since our ability to raise new capital into our funds is dependent upon the availability and willingness of investors to direct their investment dollars into our products, our financial performance is sensitive in part to changes in overall economic conditions that affect investment behaviors. For example, the potential adverse effects of COVID-19 have resulted in an immediate and sharp slowdown in the U.S. economy which has created uncertainty in the global economic outlook. For the six months ended June 30, 2020, we raised approximately $12.6 million into our funds, compared to $54.0 million for the same period in 2019. We believe that the bottom of this trend occurred in June 2020 and expect to see our volume of new capital investment and incoming lead generation begin to grow again. We are continuing to monitor the steady increase in velocity of new investment capital into our funds and anticipate continuing to see the same trend for the remainder of the year.

While we have had historical successes, there can be no assurance that fundraising for our new and existing funds will experience similar success. Our ability to grow our assets under management depends in large part on our ability to raise capital from investors. If we were unable to raise such capital, we would be unable to collect capital raise fees or deploy such capital into investments, which would materially reduce our planned growth in revenues and cash flow and could adversely affect our financial condition.

The region in which we invest drives demand for our products. Investor perceptions of the states we target (which include Arizona, Colorado, Texas, Nevada, Utah, and Idaho) drive our capital formation, our asset under management growth, and our revenues. We chose these states to target fast growing cities such as Phoenix, Denver, Boise, and Austin. Coincidentally, since the onset of COVID-19, these cities have benefited from migration and a significant rise in population growth which may continue to accelerate. We anticipate our selected regions will continue to grow and find that investors are attracted to that growth.

We remain confident about our ability to find, identify, and source new investment opportunities that meet the requirements and return profile of our investment funds despite headwinds associated with increased asset valuations, competition and increased overall cost of credit. We continue to identify strategic acquisitions on off-market terms and anticipate that this trend will continue as we begin to branch outside of Arizona. We are at a point in our investment cycle where some of our funds have begun to exit significant parts of their portfolios while others are approaching a potential harvesting phase. We have complemented these cycles with other newer funds that will maintain management fees while providing continued sources of activity for our Construction and Development segment.

Acquiring new assets includes being able to negotiate favorable loans on both a short and long-term basis. We forecast and project our returns using assumptions about, among other things, the types of loans that we can expect the market to extend for a particular type of asset. This becomes more complex when the asset also requires construction financing. We may also need to refinance existing loans that are due to mature. Factors that affect these arrangements include the interest rate and economic environment, the estimated fair value of real property, and the profitability of the asset’s historical operations. The United States Federal Reserve recently announced its pledge to keep interest rates anchored near zero and promised to keep rates there through 2023. As a result, income producing real estate owned partially with fixed rate debt offers a historically strong hedge to inflation and an ability for investors to take advantage of growth in rent and material prices and asset values. It is uncertain at this time what effect COVID-19 will have on our ability to obtain favorable financing on our new and existing assets. For example, the potential adverse effects of COVID-19 across the U.S. market may be underestimated. The actual effects are dependent on many factors that may be beyond the control of the authorities in the U.S. The potential adverse effects of any of these factors would likely result in greater economic uncertainty which would affect the credit and capital markets and might impact our access to capital resources at an affordable cost to meet our needs. These capital market conditions may affect the renewal or replacement of our credit agreements, some of which have maturity dates occurring within the next 12 months. The Company’s liquidity may be negatively impacted if leisure and business travel do not resume to normal activities and the Company may be required to pursue additional sources of financing to meet its financial obligations. Obtaining such financing is not guaranteed and is largely dependent on market conditions and other factors.

As COVID-19 has created disruption in our business we also expect it has disrupted competitive and complementary platforms. In response, Caliber is evaluating other real estate asset managers with a similar business model that may lack the necessary scale to succeed in the current market conditions. Caliber’s plans to grow total assets under management, could include simultaneous organic and inorganic growth. This strategy may allow Caliber to increase its (i) recurring fee income, (ii) transactional fee income, and (iii) potential for carried interest income, while reducing duplicative costs for things like administration and operations of the asset portfolio acquired.

The demand from investors is dependent upon the type of asset, the type of return it will generate (current cash flow, long-term capital gains, or both) and the actual return earned by our fund investors relative to other comparable or substitute products. General economic factors and conditions, including the general interest rate environment and unemployment rates, may affect an investor’s ability and desire to invest in real estate. For example, a significant interest rate increase could cause a projected rate of return to be insufficient after considering other risk exposures. Additionally, if weakness in the economy emerges and actual or expected default rates increase, investors in our funds may delay or reduce their investments; however, we believe our approach to investing and the capabilities that Caliber manages throughout the deal cycle will continue to offer an attractive value proposition to investors.

COVID-19 has put downward pressure on the performance of our investment assets, most notably in hospitality and to a lesser extent multi-family. Continued or prolonged effects of COVID-19 could continue to limit the ability of our assets under management to generate positive cash flows and have a material adverse effect on our financial condition, cash flows and results of operations. There is no certainty that measures taken by government authorities will be sufficient to mitigate the risks posed by the virus, and our ability to perform critical functions could be harmed. In the near term, we anticipate that this will impact our ability to earn and collect carried interest on our respective asset’s operating cash flows; however, it is uncertain whether or not the impact of COVID-19 will have a prolonged or permanent impact on longer term asset valuations.

Key Financial Measures and Indicators

Our key financial measures are discussed in the following pages. Additional information regarding these key financial measures and our other significant accounting policies can be found in Note 2 – Summary of Selected Significant Accounting Policies in the notes to our accompanying consolidated financial statements included herein.

Total Revenue

We generate the majority of our revenue from (i) hospitality, (ii) construction and development, (iii) real estate sales, (iv) rental income and (v) fund management fees.

Total Expenses

Total expenses include cost of sales associated with each of hospitality, construction and development, real estate, and brokerage, in addition to operating costs, general and administrative, marketing and advertising, franchise fees, management fees, and depreciation.

Other (Income) Expenses

Other (income) expenses include interest expense, interest income and carried interest.

Results of Operations

Comparison of the Six Months Ended June 30, 2020 and 2019

The following table and discussion provides insight into our consolidated results of operations for the six months ended June 30, 2020 and 2019 (in thousands):

	Six Months Ended June 30,
	2020	2019	$ Change	% Change
Total revenues	$24,510	$42,152	$(17,642)	(41.9)%
Total expenses	30,778	36,542	(5,764)	(15.8)%
Other expenses (income), net	295	(1,374)	1,669	(121.5)%
Interest income	(121)	(9)	(112)	1,244.4%
Interest expense	5,152	5,355	(203)	(3.8)%
Net (Loss) Income Before Income Taxes	(11,594)	1,638	(13,232)	(807.8)%
Provision for (benefit from) income taxes	-	-	-	0.0%
Net (Loss) Income	(11,594)	1,638	(13,232)	(807.8)%
Net loss attributable to noncontrolling interests	8,014	4	8,010	200,250.0%
Net (Loss) Income Attributable to CaliberCos Inc.	$(3,580)	$1,642	$(5,222)	(318.0)%

For the six months ended June 30, 2020 and 2019, total revenues were $24.5 million and $42.2 million, respectively, representing a period-over-period decrease of $17.6 million or 41.9%. This decrease was primarily due to the loss of revenue in our hospitality segment as a result of the effects of COVID-19. In March 2020, our hotels experienced significant declines in both reservations and group (corporate business) bookings due to travel restrictions, results of quarantines and closure of businesses. Additionally, in June 2020, the state of Arizona reported a significant increase in the number of reported COVID-19 cases where a substantial portion of our business and operations are located. These effects from COVID-19 resulted in continued declines in occupancy and reduction in reservations at our hotel properties.

For the six months ended June 30, 2020 and 2019, total expenses were $30.8 million and $36.5 million, respectively, representing a period-over-period decrease of $5.8 million or 15.8%. This decrease was primarily due to the effects of COVID-19 as mentioned above. We implemented steps to manage the effect of the pandemic by (i) suspending/deferring any unnecessary expenses and capital improvements, unless for fire, life and safety; (ii) reducing food and beverage operations in accordance with government regulations; and (iii) furloughing any non-essential employees. This resulted in a decrease of $6.7 million in overall expenses across our entire hotel segment plus an additional $1.0 million reduction in expenses due to the sale of our multi-family portfolio that consisted of three separate apartment buildings (the “Palms Portfolio”) in December 2019. This $7.7 million reduction in expenses was offset by $1.9 million in additional marketing and payroll costs associated with expanding our real estate services business in anticipation of our Reg A+ offering.

Segment Analysis

The following discussion is specific to our various segments for the six months ended June 30, 2020 and 2019. Our segment information is presented in a format consistent with the information senior management uses to make operating decisions, assess performance and allocate resources.

For segment reporting purposes, revenues and expenses are presented on a basis that deconsolidates our consolidated funds. As a result, segment revenues are different than those presented on a consolidated basis in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) because these fees are eliminated in consolidation when they are derived from a consolidated fund. Furthermore, segment expenses are also different than those presented on a consolidated U.S. GAAP basis due to the exclusion of fund expenses that are paid by the consolidated funds.

Comparison of the Six Months Ended June 30, 2020 and 2019

Fund Management

The following table presents our results of operations for our Fund Management segment (in thousands):

	Six Months Ended June 30,
	2020	2019	$ Change	% Change
Revenues
Fund management	$3,142	$3,816	$(674)	(17.7)%
Total revenues	3,142	3,816	(674)	(17.7)%
Expenses
Operating costs	3,647	3,045	602	19.8%
General and administrative	1,700	847	853	100.7%
Marketing and advertising	569	141	428	303.5%
Depreciation	21	29	(8)	(27.6)%
Total expenses	5,937	4,062	1,875	46.2%
Other expenses (income), net	8	(1,723)	1,731	(100.5)%
Interest income	(7)	-	(7)	100.0%
Interest expense	402	409	(7)	(1.7)%
Net (Loss) Income	$(3,198)	$1,068	$(4,266)	(399.4)%

For the six months ended June 30, 2020 and 2019, fund management revenues were $3.1 million and $3.8 million, respectively, representing a period-over-period decrease of $0.7 million or 17.7%. During the six months ended June 30, 2019, we earned a significant amount of capital raise fees compared to the same period in 2020, the majority of which was raised into our opportunity zone fund, CTAF, and CFIF III.

For the six months ended June 30, 2020 and 2019, operating costs were $3.6 million and $3.0 million, respectively, representing a period-over-period increase of $0.6 million or 19.8%. This increase was primarily due to the increase in corporate payroll costs in anticipation of the qualification of our offering under Reg A+.

For the six months ended June 30, 2020 and 2019, general and administrative fees were $1.7 million and $0.8 million, respectively, representing a period-over-period increase of $0.9 million. This increase was primarily due to the increase in professional fees incurred relating to our Reg A+ offering.

For the six months ended June 30, 2020 and 2019, other expenses (income), net were $8,000 and $1.7 million, respectively, representing a period-over-period decrease of approximately $1.7 million. During the six months ended June 30, 2019, we recognized $1.7 million of carried interest relating to the sale of South Mountain Square in February 2019. We did not sell any properties during the six months ended June 30, 2020.

Construction and Development

The following table presents our results of operations for our Construction and Development segment (in thousands):

	Six Months Ended June 30,
	2020	2019	$ Change	% Change
Revenues
Construction and development	$3,213	$2,702	$511	18.9%
Rental income	-	2	(2)	(100.0)%
Total revenues	3,213	2,704	509	18.8%
Expenses
Cost of sales - construction and development	2,456	2,345	111	4.7%
Operating costs	569	421	148	35.2%
General and administrative	22	38	(16)	(42.1)%
Marketing and advertising	36	13	23	176.9%
Total expenses	3,083	2,817	266	9.4%
Net Income (Loss)	$130	$(113)	$243	(215.0)%

For the six months ended June 30, 2020 and 2019, construction and development revenues were $3.2 million and $2.7 million, respectively, representing a period-over-period increase of $0.5 million or 18.9%. This was due to the increase in third party contracts and increased development activity on new assets acquired by our opportunity zone fund, CTAF.

For the six months ended June 30, 2020 and 2019, costs of sales was $2.5 million and $2.3 million, respectively, representing a period-over-period increase of $0.1 million or 4.7%. This increase was due to the increase in revenues over the same period.

Property Management

The following table presents our results of operations for our Property Management segment (in thousands):

	Six Months Ended June 30,
	2020	2019	$ Change	% Change
Revenues
Rental income	$-	$21	$(21)	(100.0)%
Property management	56	176	(120)	(68.2)%
Total revenues	56	197	(141)	(71.6)%
Expenses
Operating costs	18	28	(10)	(35.7)%
General and administrative	2	6	(4)	(66.7)%
Marketing and advertising	7	3	4	133.3%
Total expenses	27	37	(10)	(27.0)%
Net Income	$29	$160	$(131)	(81.9)%

Property management income and expenses continue to decrease period-over-period as management continues to execute on the strategy of outsourcing this function to third parties. As we continue to execute on our outsourcing strategy overhead continues to decrease as we eliminate non-essential roles and realign internal functions.

Real Estate Brokerage

The following table presents our results of operations for our Real Estate Brokerage segment (in thousands):

	Six Months Ended June 30,
	2020	2019	$ Change	% Change
Revenues
Real estate sales	$-	$1,410	$(1,410)	(100.0)%
Rental income	33	44	(11)	(25.0)%
Property management	-	1	(1)	(100.0)%
Brokerage	245	602	(357)	(59.3)%
Total revenues	278	2,057	(1,779)	(86.5)%
Expenses
Cost of sales - real estate	-	760	(760)	(100.0)%
Cost of sales - brokerage	149	232	(83)	(35.8)%
Operating costs	68	124	(56)	(45.2)%
General and administrative	1	8	(7)	(87.5)%
Marketing and advertising	32	31	1	3.2%
Management fees	-	2	(2)	(100.0)%
Depreciation	56	77	(21)	(27.3)%
Total expenses	306	1,234	(928)	(75.2)%
Other income, net	-	(38)	38	(100.0)%
Interest income	-	(1)	1	(100.0)%
Interest expense	111	229	(118)	(51.5)%
Net (Loss) Income	$(139)	$633	$(772)	(122.0)%

Real estate sales and cost of sales – real estate represents the sale of our legacy Caliber Auction Homes, LLC’s assets. During the six months ended June 30, 2019, we had real estate sales and its associated cost of sales of $1.4 million and $0.8 million, respectively, due to three properties we sold with sales prices ranging from $0.2 million to $0.9 million. During the six months ended June 30, 2020, we did not have any sales of real estate.

For the six months ended June 30, 2020, real estate brokerage income and its associated cost of sales decreased $0.4 million and $83,000, respectively, period-over-period. This was due to the decrease in the number of agents and a reduction in transactions that occurred during the six months ended June 30, 2020 that did not require us to pay a commission to a third party for assisting with closing real estate transactions as compared to the six months ended June 30, 2019.

Hospitality

The following table presents our results of operations for our Hospitality segment (in thousands):

	Six Months Ended June 30,
	2020	2019	$ Change	% Change
Revenues
Hospitality	$18,976	$33,151	$(14,175)	(42.8)%
Total revenues	18,976	33,151	(14,175)	(42.8)%
Expenses
Cost of sales - hospitality	7,462	11,279	(3,817)	(33.8)%
Operating costs	5,528	5,693	(165)	(2.9)%
General and administrative	1,768	2,159	(391)	(18.1)%
Marketing and advertising	1,541	2,525	(984)	(39.0)%
Franchise fees	1,402	2,399	(997)	(41.6)%
Management fees	1,637	2,208	(571)	(25.9)%
Depreciation	3,777	3,519	258	7.3%
Total expenses	23,115	29,782	(6,667)	(22.4)%
Other expenses, net	282	572	(290)	(50.7)%
Interest income	(9)	(23)	14	(60.9)%
Interest expense	4,804	4,475	329	7.4%
Net Loss	$(9,216)	$(1,655)	$(7,561)	456.9%

For the six months ended June 30, 2020 and 2019, hospitality revenues were $19.0 million and $33.2 million, respectively, representing a period-over-period decrease of $14.2 million or 42.8%. This decrease was primarily due to the effects of COVID-19. In March 2020, our hotels experienced significant declines in both reservations and group (corporate business) bookings due to travel restrictions, results of quarantines and closure of businesses. Additionally, in June 2020, the state of Arizona reported a significant increase in the number of reported COVID-19 cases where a substantial portion of our business and operations are located. These effects from COVID-19 resulted in continued declines in occupancy and reduction in reservations at our hotel properties.

For the six months ended June 30, 2020 and 2019, total expenses were $23.1 million and $29.8 million, respectively, representing a period-over-period decrease of $6.7 million or 22.4%. This decrease was primarily due to our responses to the impact of COVID-19 as mentioned above. We implemented steps to manage the effect of the pandemic by (i) suspending/deferring any unnecessary expenses and capital improvements, unless for fire, life and safety; (ii) reducing food and beverage operations in accordance with government regulations; and (iii) furloughing any non-essential employees.

Residential

The following table presents our results of operations for our Residential segment (in thousands):

	Six Months Ended June 30,
	2020	2019	$ Change	% Change
Revenues
Rental income	$2,153	$4,325	$(2,172)	(50.2)%
Property management	19	21	(2)	(9.5)%
Total revenues	2,172	4,346	(2,174)	(50.0)%
Expenses
Operating costs	1,001	2,105	(1,104)	(52.4)%
General and administrative	157	278	(121)	(43.5)%
Marketing and advertising	79	130	(51)	(39.2)%
Management fees	597	152	445	292.8%
Depreciation	1,051	1,134	(83)	(7.3)%
Total expenses	2,885	3,799	(914)	(24.1)%
Other income, net	(21)	(272)	251	(92.3)%
Income from investments	-	(88)	88	(100.0)%
Interest income	(384)	(2)	(382)	19,100.0%
Interest expense	1,271	1,084	187	17.3%
Net Loss	$(1,579)	$(175)	$(1,404)	802.3%

For the six months ended June 30, 2020 and 2019, rental income was $2.2 million and $4.3 million, respectively, representing a period-over-period decrease of $2.2 million or 50.2% and total expenses were $2.9 million and $3.8 million, respectively, representing a period-over-period decrease of $0.9 million or 24.1%. These decreases were due to the sale of the Palms Portfolio in December 2019.

For the six months ended June 30, 2020 and 2019, interest income was $0.4 million and $2,000, respectively, representing a period-over-period increase of $0.4 million. This increase was due to related party loans that were entered into subsequent to June 30, 2019.

Commercial

The following table presents our results of operations for our Commercial segment (in thousands):

	Six Months Ended June 30,
	2020	2019	$ Change	% Change
Revenues
Rental income	$546	$479	$67	14.0%
Total revenues	546	479	67	14.0%
Expenses
Operating costs	317	264	53	20.1%
General and administrative	162	150	12	8.0%
Marketing and advertising	22	25	(3)	(12.0)%
Management fees	393	81	312	385.2%
Depreciation	168	93	75	80.6%
Total expenses	1,062	613	449	73.2%
Gain on the disposition of real estate	-	(402)	402	(100.0)%
Other expenses, net	31	34	(3)	(8.8)%
Interest income	(109)	-	(109)	100.0%
Interest expense	665	628	37	5.9%
Net Loss	$(1,103)	$(394)	$(709)	179.9%

For the six months ended June 30, 2020 and 2019, total expenses were $1.1 million and $0.6 million, respectively, representing a period-over-period increase of $0.4 million or 73.2%. This increase was due to the acquisition of CBH 1 Phoenix Holdco LLC and buildings that are part of our DT Mesa Holdco, LLC that occurred at the end of the second quarter of 2019 or subsequent to June 30, 2019.

Gain on the disposition of real estate during the six months ended June 30, 2019 was a result of the sale of our investment in Downtown Mesa. We did not have any dispositions during the six months ended June 30, 2020.

Diversified

The following table presents our results of operations for our Diversified segment (in thousands):

	Six Months Ended June 30,
	2020	2019	$ Change	% Change
Expenses
Operating costs	$43	$19	$24	126.3%
General and administrative	461	327	134	41.0%
Marketing and advertising	153	821	(668)	(81.4)%
Management fees	830	961	(131)	(13.6)%
Total expenses	1,487	2,128	(641)	(30.1)%
Other (income) expenses, net	(182)	13	(195)	(1,500.0)%
Income from investments	-	(1,286)	1,286	(100.0)%
Interest income	(1,775)	(923)	(852)	92.3%
Interest expense	475	526	(51)	(9,7)%
Net Loss	$(5)	$(458)	$453	(98.9)%

During the six months ended June 30, 2020 and 2019, marketing and advertising expenses were $0.2 million and $0.8 million, respectively, representing a period-over-period decrease of $0.7 million or 81.4%. During the six months ended June 30, 2019, we increased marketing efforts relating to CTAF as we continued to increase awareness of the program, compared to the same period in 2020.

During the six months ended June 30, 2020 and 2019, interest income was $1.8 million and $0.9 million, respectively, representing a period-over-period increase of $0.9 million or 92.3%. This increase was due to increased lending activity during the second half of 2019.

We recognized income from investments during the six months ended June 30, 2019 of $1.3 million. During the six months ended June 30, 2019, we had ongoing distributions from our fund’s investments in the Palms Portfolio, 47th Street Phoenix Airport, LLC, and CDIF Sunrise, LLC. Those distributions were discontinued in 2020 due to COVID-19 and the sale of the Palms Portfolio in December 2019.

Non-GAAP Measures

We present EBITDA and Adjusted EBITDA, which are not recognized financial measures under U.S. GAAP, as supplemental disclosures because we regularly review the metrics to evaluate our funds, measure our performance, identify trends, formulate financial projections and make strategic decisions.

•	EBITDA. EBITDA represents earnings before net interest expense, income taxes, depreciation, and amortization.

•	Adjusted EBITDA. Adjusted EBITDA represents earnings before net interest expense, income taxes, depreciation, amortization, impairment, loss on extinguishment of debt, severance expense, founder’s income tax reimbursement, costs associated with the vesting of our employee stock option plan (“ESOP”), shares repurchased, and certain cash and non-cash charges relates to legal and accounting costs associated with getting the Company prepared for filing its Reg A+ offering.

When analyzing our operating performance, investors should use these measures in addition to, and not as an alternative for, their most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. We generally use these non-GAAP financial measures to evaluate operating performance and for other discretionary purposes. We believe that these measures provide a more complete understanding of ongoing operations, enhance comparability of current results to prior periods and may be useful for investors to analyze our financial performance because they eliminate the impact of selected charges that may obscure trends in the underlying performance of our business. Because not all companies use identical calculations, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly identified measures of other companies.

EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for our discretionary use because they do not consider certain cash requirements such as tax and debt service payments. These measures may also differ from the amounts calculated under similarly titled definitions in our debt instruments, which amounts are further adjusted to reflect certain other cash and non-cash charges and are used by us to determine compliance with financial covenants therein and our ability to engage in certain activities, such as incurring additional debt and making certain restricted payments.

EBITDA and Adjusted EBITDA

The following table presents a reconciliation of net (loss) income to EBITDA and Adjusted EBITDA for the six months ended June 30, 2020 and 2019 (in thousands):

	Six Months Ended June 30,
	2020	2019
Net (Loss) Income Attributable to CaliberCos Inc.	$(3,580)	$1,642
(1) Add:
Interest expense	513	638
Depreciation expense	77	106
EBITDA	(2,990)	2,386
(1) Add:
Severance expense	37	-
Share buy back	136	130
ESOP	82	222
Form 1-A costs	364	638
Adjusted EBITDA	$(2,371)	$3,376

(1) Includes only those amounts attributable to CaliberCos Inc.

We may experience ongoing losses in our business due to the lifecycle of the assets we hold. Our investment strategy often identifies distressed and opportunistic assets which often times, require some level of redeveloping or repositioning projects. In order to complete these projects timely, it is often necessary to cease operations which has a negative impact on short-term profitability and cash flows. Once the projects are completed, management resumes operations.

The chart below summarizes our assets currently under development/redevelopment for which there are no revenue generating activities during the six months ended June 30, 2020 (in thousands):

Entity/ Fund	Property	Total Construction Cost	Construction Start Date	Projected Construction Completion Date
J25 Land Holdings, LLC	Johnstown, Colorado (1)	$44,000	July 2019	July 2021
Roosevelt III Holdco, LLC	The Roosevelt Townhomes (3 Phases) (2)	14,750	March 2019	December 2020
TCC Hotel I, LLC	DoubleTree by Hilton at the TCC	42,000	May 2019	December 2020
CBH1 Phoenix Holdco, LLC	Behavioral Health Hospital	7,250	July 2019	September 2020 (3)

(1)	The Company entered into a sales contract with DR Horton for the sale of 80 finished lots within our J25 Land Holdings, LLC development for a total sales price of $7.4 million. In addition, the Company entered into sales contracts with Aspen View and Bridgewater Homes, Colorado-based homebuilders, removing due diligence contingencies and allowing for their contract deposits to become non-refundable. These assets have an aggregate sales price of $17.7 million and are expected to close in the fourth quarter of 2021.

(2)	Phase I was completed during the six months ended June 30, 2020.

(3)	On September 16, 2020, we obtained the receipt of Certificate of Occupancy (“CO”) for our Behavioral Health Hospital, which triggered the start of rent payments within six months, per the executed lease, resulting in annual rental income of $2.2 million.

The chart below summarizes committed development/redevelopment projects as of June 30, 2020 (in thousands):

Entity/ Fund	Property	Total Construction Cost	Projected Construction Start Date	Projected Construction Completion Date
DT Mesa Holdco, LLC	Launch Pad	$1,800	November 2020	May 2021
Ridge II Holdco, LLC	North Ridge	6,500	November 2020	March 2022
Saddleback Ranch, LLC	Trails at Saddleback Ranch	10,800	November 2020	October 2021
Flagstaff at 4th, LLC	The Elkwood	48,000	November 2020	February 2022
Caliber Auction Homes, LLC	Flagstaff Ranch (3 single-family homes)	1,800	March 2021	March 2022
CHPH, LLC	avid Hotel	10,925	March 2021	March 2022

Liquidity and Capital Resources

As described elsewhere in this Report, COVID-19 has recently had far-reaching adverse impacts on the near-term availability of access to capital markets and debt. Due to COVID-19, we continue to take a measured approach to our operations and cash flows. In April 2020, the Company obtained PPP loans totaling $4.8 million under the CARES Act. For a discussion of remedial measures and other key trends and uncertainties that have affected our business see “Trends Affecting Our Business”.

During the COVID-19 pandemic, we have continued to take a measured approach to our operations and cash flows, by (i) deferring any unnecessary expenses and capital improvements to our assets, unless for fire, life and safety; (ii) reducing food and beverage operations, within our hotels; (iii) furloughing any non-essential employees; (iv) obtaining funding through PPP loans and other programs administered by the Small Business Administration; and (v) managing our employee payroll and benefits by reducing executive compensation, suspending employer match retirement contributions, and deferring a portion of our employer payroll tax. As COVID-19 continues to unfold, we plan to continuously assess our cash flow requirements and deploy various strategies to preserve and manage our liquidity, including, but not limited to focusing our capital formation efforts on those products that are attractive to the market place, introducing new investment products to meet evolving market opportunities, reducing or eliminating activities that have a negative impact on our ability to maximize earnings and cash flows from existing channels, exercising our ability to declare capital calls from our existing investors, refinancing our maturing loans, and obtaining additional facilities from our current lender relationships. As a result of our ongoing efforts and plans, we believe that we will have sufficient liquidity and options at our disposal to sustain operations for the foreseeable future.

In addition, see Note 1 – Organization and Liquidity in the notes to our accompanying consolidated financial statements for a discussion on (i) the Company’s five separate loans outstanding, with outside lenders, totaling $39.8 million as of June 30, 2020 that have various maturity dates within the 12-month period subsequent to the date these financial statements were issued and (ii) the Company’s failure to meet certain financial covenant requirements.

Each of our funds and the related assets that are acquired or own equity interest in those funds are established as separate legal entities with limited liability. Therefore, the cash flows generated by these entities, whether through operations or financing, are unavailable for general corporate purposes.

We have historically financed our operations primarily through a combination of operating cash flows, private offerings of our equity securities, and secured and unsecured debt. Due to the consolidation of CFIF III, the Company now recognizes a revolving line of credit with a maximum borrowing amount of $4.5 million. In addition, subsequent to June 30, 2020, the Company, under its Reg A+ offering, has raised $3.1 million of net proceeds.

We hold our excess unrestricted cash in bank accounts with several high-quality financial institutions. We believe that our current capital position along with our plans to manage our debt are sufficient to meet our current liquidity needs for at least the next 12 months.

Equity Financings

Since inception through June 30, 2020, we have raised approximately $18.0 million from the sale of common and convertible preferred stock to third parties and management. The funds received from the issuance of our stock sales have been used for operating expenditures and refinancing our higher interest debt.

Unsecured Corporate Debt

As of June 30, 2020, we have issued and outstanding unsecured promissory notes of $6.9 million with an average outstanding principal balance of $76,000, a weighted average interest rate of 10.95%, and maturity dates ranging from July 2020 to June 2021. This outstanding debt resulted in $0.4 million of interest expense for the six months ended June 30, 2020.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are made and evaluated on an ongoing basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. The uncertainty created by COVID-19 and efforts to contain it has made such estimates more difficult and subjective. Actual results could differ from those estimates, perhaps in adverse ways, and those estimates could be different under different assumptions or conditions.

We have discussed those policies and estimates that we believe are critical and require the use of complex judgement in their application in our 2019 Form 1-K filed with the SEC on June 19, 2020. Since the date of our 2019 Form 1-K, we have made no material changes to our critical accounting policies or the methodologies or assumptions that we apply under them.

Recently Issued Accounting Pronouncements

See Note 2 – Summary of Selected Significant Accounting Policies in the notes to our accompanying consolidated financial statements for a discussion of recently issued accounting pronouncements.

Off-Balance Sheet Arrangements

As of and during the six months ended June 30, 2020, we had no material off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations or liquidity.

Item 2. Other Information

None.

Item 3. Financial Statements

CaliberCos Inc. and Subsidiaries

CaliberCos Inc. and Subsidiaries

Consolidated Balance Sheets

(AMOUNTS in thousands, except for share and per share data)

	June 30, 2020	December 31, 2019
	(unaudited)
Assets
Real estate investments
Land	$19,987	$19,868
Buildings and building improvements	127,286	124,352
Furniture, fixtures, and equipment	26,615	26,502
Real estate assets under construction	1,807	1,180
Total real estate investments, at cost	175,695	171,902
Accumulated depreciation	(31,299)	(27,351)
Total real estate investments, net	144,396	144,551
Cash	9,027	11,832
Restricted cash	5,231	4,859
Accounts receivable, net	762	2,999
Other receivables	86	86
Notes receivable – related parties	25,118	2,028
Due from related parties	3,139	5,148
Prepaid and other assets	4,083	4,382
Total Assets	$191,842	$175,885

Liabilities, Mezzanine Equity, and Stockholders' Equity
Notes payable, net	$129,836	$120,205
Notes payable – related parties	405	11,097
Accounts payable	1,677	2,427
Accrued interest	1,441	1,151
Accrued share-based payments	1,382	1,382
Buyback obligation	13,175	13,311
Accrued expenses	2,936	3,489
Due to related parties	645	1,309
Advance key money, net	1,088	1,125
Above market ground lease, net	3,700	3,762
Other liabilities	1,483	2,598
Total Liabilities	157,768	161,856

Commitments and Contingencies

Mezzanine equity – Series A convertible, mandatorily redeemable preferred stock, $0.001 par value; 2,564,103 shares authorized. There were no shares issued and outstanding as of June 30, 2020. As of December 31, 2019, there were 1,657,396 shares issued and outstanding.	-	3,842
Stockholders' Equity
Common stock Class A, $0.001 par value; 100,000,000 shares authorized, 17,701,309 and 15,610,097 shares issued and 17,532,809 and 15,492,597 shares outstanding as of June 30, 2020 and December 31, 2019, respectively.	18	16
Common stock Class B, $0.001 par value; 15,000,000 shares authorized, 12,474,692 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively.	12	12
Paid-in capital	18,817	14,860
Less treasury stock, at cost, 168,500 and 117,500 shares repurchased and 6,071,346 and 6,122,346 forward repurchase shares as of June 30, 2020 and December 31, 2019, respectively.	(13,626)	(13,626)
Accumulated deficit	(23,992)	(19,090)
Stockholders' deficit attributable to CaliberCos Inc.	(18,771)	(17,828)
Stockholders' equity attributable to noncontrolling interests	52,845	28,015
Total Stockholders' Equity	34,074	10,187
Total Liabilities, Mezzanine Equity, and Stockholders' Equity	$191,842	$175,885

The accompanying notes are an integral part of these consolidated financial statements.

F - 1

CaliberCos Inc. and Subsidiaries

Consolidated Statements of Operations (UNAUDITED)

(AMOUNTS in thousands, except per share data)

	Six Months Ended June 30,
	2020	2019
Revenues
Hospitality	$18,646	$32,684
Construction and development	2,751	1,898
Real estate sales	-	1,410
Rental income	1,087	3,199
Fund management	1,699	2,436
Fund interest	52	-
Property management	38	97
Brokerage	237	428
Total revenues	24,510	42,152

Expenses
Cost of sales - hospitality	6,987	10,775
Cost of sales - construction and development	2,275	1,644
Cost of sales - real estate	-	742
Cost of sales - brokerage	140	76
Operating costs	9,764	10,407
General and administrative	3,527	3,038
Marketing and advertising	2,120	2,612
Franchise fees	1,402	2,397
Management fees	615	1,167
Depreciation	3,948	3,684
Total expenses	30,778	36,542

Other expenses (income), net	295	(1,374)
Interest income	(121)	(9)
Interest expense	5,152	5,355
Net (Loss) Income Before Income Taxes	(11,594)	1,638
Provision for (benefit from) income taxes	-	-
Net (Loss) Income	(11,594)	1,638
Net loss attributable to noncontrolling interests	8,014	4
Net (Loss) Income Attributable to CaliberCos Inc.	$(3,580)	$1,642

Basic net (loss) income per share attributable to common stockholders	$(0.13)	$0.07
Diluted net (loss) income per share attributable to common stockholders	$(0.13)	$0.06
Weighted average common shares outstanding:
Basic	28,810	21,799
Diluted	28,810	22,937

The accompanying notes are an integral part of these consolidated financial statements.

F - 2

CaliberCos Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity (UNAUDITED)

(AMOUNTS in thousands)

	CaliberCos Inc.
	Common Stock
	Common Stock		Class A		Class B
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Paid in Capital	Treasury Stock	Accumulated Deficit	Noncontrolling Interests	Total Stockholders' Equity
Balances as of Janaury 1, 2020	-	$-	15,610	$16	12,475	$12	$14,860	$(13,626)	$(19,090)	$28,015	$10,187
Conversion of Series A preferred stock to
Class A common stock	-	-	2,072	2	-	-	3,840	-	-	-	3,842
Issuance of common stock	-	-	19	-	-	-	35	-	-	-	35
Equity based compensation expense	-	-	-	-	-	-	82	-	-	-	82
Dividends to preferred stockholders	-	-	-	-	-	-	-	-	(228)	-	(228)
Contributions from noncontrolling interest holders	-	-	-	-	-	-	-	-	-	2,439	2,439
Redemptions of noncontrolling interest holders	-	-	-	-	-	-	-	-	-	(1,238)	(1,238)
Distributions to noncontrolling interest holders	-	-	-	-	-	-	-	-	-	(407)	(407)
Consolidation of VIE	-	-	-	-	-	-	-	-	(1,094)	32,050	30,956
Net loss	-	-	-	-	-	-	-	-	(3,580)	(8,014)	(11,594)
Balances as of June 30, 2020	-	$-	17,701	$18	12,475	$12	$18,817	$(13,626)	$(23,992)	$52,845	$34,074

Balances as of January 1, 2019	27,974	$28	-	$-	-	$-	$14,172	$(13,626)	$(24,665)	$27,712	$3,621
Designation of common stock to Class A and Class B	(27,974)	(28)	15,499	16	12,475	12	-	-	-	-	-
Issuance of common stock	-	-	31	-	-	-	56	-	-	-	56
Settlement of obligations	-	-	74	-	-	-	148	-	-	-	148
Equity based compensation expense	-	-	-	-	-	-	222	-	-	-	222
Dividends to preferred stockholders	-	-	-	-	-	-	-	-	(224)	-	(224)
Accretion of mezzanine equity value	-	-	-	-	-	-	-	-	1	-	1
Contributions from noncontrolling interest holders	-	-	-	-	-	-	-	-	-	6,236	6,236
Redemptions of noncontrolling interest holders	-	-	-	-	-	-	-	-	-	(4,646)	(4,646)
Distributions to noncontrolling interest holders	-	-	-	-	-	-	-	-	-	(3,809)	(3,809)
Net income (loss)	-	-	-	-	-	-	-	-	1,642	(4)	1,638
Balances as of June 30, 2019	-	$-	15,604	$16	12,475	$12	$14,598	$(13,626)	$(23,246)	$25,489	$3,243

The accompanying notes are an integral part of these consolidated financial statements.

F - 3

CaliberCos Inc. and Subsidiaries

Consolidated Statements of Cash Flows (UNAUDITED)

(AMOUNTS in thousands)

	Six Months Ended June 30,
	2020	2019
Cash Flows From Operating Activities
Net (loss) income	$(11,594)	$1,638
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	3,948	3,684
Amortization of deferred financing costs	629	584
Amortization of advance key money	(37)	(38)
Amortization of above-market ground lease	(62)	(63)
Equity based compensation	82	222
Changes in operating assets and liabilities:
Real estate assets held for sale	-	939
Accounts receivable, net	2,237	(723)
Other receivables	-	89
Due from related parties	2,035	(402)
Prepaid and other assets	299	365
Accounts payable	(772)	(17)
Accrued interest	290	(92)
Accrued expenses	(553)	(151)
Due to related parties	(664)	(622)
Other liabilities	(1,048)	524
Net cash (used in) provided by operating activities	(5,210)	5,937

Cash Flows From Investing Activities
Consolidation of VIE	766	-
Acquisition of real estate assets	(2,869)	-
Investments in real estate assets	(936)	(1,961)
Payment received on notes receivable - related parties	159	-
Net cash used in investing activities	(2,880)	(1,961)

Cash Flows From Financing Activities
Capital lease payments	(55)	(9)
Proceeds from notes payable	4,836	445
Repayments of notes payable	(334)	(991)
Proceeds from notes payable - related parties	1,161	6,170
Repayments of notes payable - related parties	(416)	(3,578)
Proceeds from the issuance of common stock	35	56
Payments of treasury stock - buyback obligation	(136)	(130)
Dividends to preferred stockholders	(228)	(224)
Contributions from noncontrolling interest holders	2,439	6,236
Redemptions of noncontrolling interest holders	(1,238)	(4,646)
Distributions to noncontrolling interest holders	(407)	(3,809)
Net cash provided by (used in) financing activities	5,657	(480)
Net (Decrease) Increase in Cash and Restricted Cash	(2,433)	3,496
Cash and Restricted Cash at Beginning of Period	16,691	10,828
Cash and Restricted Cash at End of Period	$14,258	$14,324

The accompanying notes are an integral part of these consolidated financial statements.

F - 4

CaliberCos Inc. and Subsidiaries

Consolidated Statements of Cash Flows (UNAUDITED) (Continued)

(AMOUNTS in thousands)

	Six Months Ended June 30,
	2020	2019
Reconciliation of Cash and Restricted Cash
Cash at beginning of period	$11,832	$5,955
Restricted cash at beginning of period	4,859	4,873
Cash and restricted cash at beginning of period	16,691	10,828

Cash at end of period	9,027	6,913
Restricted cash at end of period	5,231	7,411
Cash and restricted cash at end of period	$14,258	$14,324

	Six Months Ended June 30,
	2020	2019
Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$3,750	$4,580
Cash paid for income taxes	-	-

Supplemental Disclosures of Non-cash Investing and Financing Activities
Investments in real estate assets included in other liabilities	$286	$298
Real estate investments reclassified to held for sale	-	14,091
Deferred financing costs included in accrued expenses	376	376
Conversion of Series A preferred stock to Class A common stock	3,842	-
Exchange of common stock to settle obligations	-	148
Accretion of mezzanine equity value	-	1
Elimination of notes payable – related parties at consolidation	(11,437)	-
Consolidation of VIE:
Notes receivable – related parties	(22,937)	-
Due from related parties	40	-
Notes payable	4,500	-
Accounts payable	(22)	-
Due to related parties	(116)	-
Other liabilities	(62)	-
Accumulated deficit	(1,094)	-
Noncontrolling interests	32,050	-

The accompanying notes are an integral part of these consolidated financial statements.

F - 5

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 1 – Organization and Liquidity

Organization

CaliberCos Inc., a Delaware corporation, and its consolidated subsidiaries (collectively, the “Company”, “Caliber”, “we”, “our”, and “us”), is an asset manager of private equity real estate funds and provider of a full suite of traditional real estate services. The Company was formed in November 2014, and originally began as Caliber Companies, LLC, an Arizona limited liability company, which commenced operations in January 2009. Our real estate asset management business includes the management of our own self syndicated private equity real estate funds and direct real estate investments in residential, commercial, and hospitality assets. We also provide capital formation services to the private equity real estate funds we manage. The Company provides real estate services for the assets it manages, as well as for third party customers, including construction and development, real estate brokerage, and property management services. In addition to providing asset management and real estate services, the Company owns a portfolio of single-family homes which are held for rental and/or sale. Our business is organized into eight reportable segments, which we analyze in two categories (i) Real Estate Services (Fund Management, Construction and Development, Property Management and Real Estate Brokerage) and (ii) Real Estate Operations (Hospitality, Residential, Commercial, and Diversified). As of June 30, 2020, we had operations in Alaska, Arizona, Colorado, Nevada and Utah.

In general, our private equity real estate funds are organized as operating partnerships, in which multiple unrelated passive investors own partnership interests. In addition, we are designated as the manager and/or general partner of the partnership. Depending on the legal structure and arrangements between us and the funds, we may or may not consolidate the partnerships for financial reporting purposes. For funds in which we are determined to be the controlling party for financial reporting purposes, the fund is consolidated, and the passive investors’ ownership is presented as noncontrolling interest in the accompanying consolidated financial statements. For funds in which we are not determined to be the controlling party for financial reporting purposes, the fund is not consolidated, and any fees earned from the fund are included in fund management revenue in the accompanying consolidated financial statements. See Note 2 – Summary of Selected Significant Accounting Policies for more detail.

In December 2019, the Company filed a Form 1-A related to a Regulation A offering (“Reg A+ Offering”). A Reg A+ Offering is an exemption to the securities registration requirement found in the Securities Act of 1933 which allow private companies to make exempt public offerings of up to $50 million in securities, as required by the Jumpstart Our Business Startups Act. Concurrently with the Reg A+ Offering, the Company entered into an agreement with SI Securities, LLC regarding the Company’s proposed offering of Series B preferred stock (“Series B”) convertible into Class A common stock pursuant to the Reg A+ Offering. In January and February 2020, the Company made amendments to and refiled its Form 1-A to its Reg A+ Offering. The offering was subsequently qualified by the Securities and Exchange Commission (“SEC”) in February 2020 and June 2020. See Note 9 – Preferred Stock for additional details relating to our Series B offered through the Reg A+ Offering.

F - 6

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Liquidity

In March 2020, the World Health Organization (“WHO”) declared the outbreak of a respiratory disease caused by a novel coronavirus disease (“COVID-19”) as a pandemic. First identified in late 2019, the outbreak has impacted millions of individuals worldwide. In response, federal, state and local governments imposed measures to combat the outbreak, which have impacted global business operations. Due to government travel restrictions, mandated closure of businesses, among other actions, our hospitality segment was significantly impacted by the effects of COVID-19. Furthermore, in June 2020, there was a significant increase in the number of reported COVID-19 cases in the state of Arizona where a substantial portion of the Company’s business and operations is located. As such, our hospitality segment experienced significant declines in occupancy and reservations.

During the six months ended June 30, 2020, the Company undertook actions to reduce costs and improve business operations including, but not limited to: (i) implementation of remote work arrangements which have been in effect since mid-March, and have not adversely affected our ability to maintain our business operations; (ii) suspending/deferring any unnecessary capital improvements to our assets, unless for fire, life and safety; (iii) reducing food and beverage operations, within our hotels, in accordance with government regulations; (iv) furloughing any non-essential employees; (v) participating in the Paycheck Protection Program (“PPP”), mentioned below; and (vi) having constant communications with lenders to receive additional facilities, convert current reserves into operational reserves and suspend the minimum DSCR requirement for a 12-month period. In September 2020, the Company re-opened its office for normal working hours, while maintaining precautions of social distancing and facial coverings.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted. The CARES Act is an approximately $2 trillion emergency economic stimulus package in response to the COVID-19 pandemic including the PPP. In April 2020, we were successful at obtaining PPP loans, through the CARES Act, for our real estate services division and each one of our individual hotel entities. The amounts of the PPP loans received by the Company totaled approximately $4.8 million.

According to the PPP terms, the potential loan forgiveness for all or a portion of the PPP loans are determined, subject to limitations, on the use of loan proceeds over the 24-weeks after the loan proceeds are disbursed for payment of payroll costs and any payments of mortgage interest, rent, and utilities. The unforgiven portion of the PPP loans, if any, are payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. We have used the proceeds from our PPP loans for purposes consistent with the PPP terms. While we currently believe that our use of the loan proceeds will meet the conditions for forgiveness there can be no assurance that forgiveness for any portion of the PPP loans will be obtained.

F - 7

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Within the hospitality industry domestic occupancy levels fell below 50% at the end of March 2020, which was reflected in decreases in revenue per available room (“RevPAR”). Lower occupancy trends continued throughout the second quarter of 2020, where we experienced additional decreases in RevPAR. The extent to which COVID-19 will continue to impact the hospitality industry, will depend largely on future developments, including the severity and duration of resurgences of the virus and actions by government authorities to contain the pandemic. Although we do expect an impact to our operations in the second half of 2020, we do not expect it to be as significant as the first half of the year. We will continue to adjust our business contingency plans as the pandemic evolves.

The Company has five separate loans outstanding with maturity dates within the 12-month period subsequent to when these financial statements were issued, with outside lenders, totaling $39.8 million as of June 30, 2020. Management is actively managing potential amendments to the applicable loan agreements to include additional extension options, pay off or refinancing of these facilities. Management believes that they will be able to enter into new financing arrangements with third party lenders. There can be no assurance as to the availability or terms upon which such financing might be available. See Note 5 – Notes Payable for additional details.

In addition, as of June 1, 2020, the Four Points By Marriott Hotel loan was not in compliance as its operating results were below the required debt service coverage ratio (“DSCR”), as defined in the loan agreement. As of June 30, 2020 and through the date of this filing, the Company has been in communication with the lender to negotiate an agreement to mitigate any event of default. There can be no assurance, but management believes they will be able to come to an agreement with the lender in order to mitigate any defaults. See Note 5 – Notes Payable for additional details.

We believe the long-term fundamentals of our operations will remain strong and anticipate that future cash flows from operations and available funding capacity are adequate to meet our expected future operating, investing, and financing needs. In addition, subsequent to June 30, 2020, the Company, under its Reg A+ Offering, has raised approximately $3.1 million of net proceeds.

Note 2 – Summary of Selected Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include our accounts and those of our consolidated subsidiaries, which include variable interest entities (“VIEs”) where we are considered the primary beneficiary and voting interest entities (“VOEs”), where we have determined that we have a controlling financial interest, under the “Consolidations” Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) (Topic 810). The equity and net income or loss attributable to noncontrolling interests in subsidiaries is shown separately in the accompanying consolidated balance sheets, statements of operations, and statements of changes in stockholders’ equity. All significant intercompany balances and transactions have been eliminated in consolidation.

Variable Interest Entities

We determine if an entity is a VIE based on several factors, including whether the equity holders, as a group, lack the characteristics of a controlling financial interest. We make judgments regarding which types of activities most significantly impact the entity’s economic performance first on a qualitative analysis, then a quantitative analysis, if necessary. We analyze any investments in VIEs to determine if we are the primary beneficiary. A reporting entity is determined to be the primary beneficiary if it holds a controlling financial interest in a VIE.

F - 8

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Determining which reporting entity, if any, has a controlling financial interest in a VIE is primarily a qualitative analysis focused on identifying which reporting entity has both (i) the power to direct the activities of the entity that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits from such entity that could potentially be significant to such entity. Performance of that analysis requires the exercise of judgement. See Note 3 – VIEs for more detail.

Voting Interest Entities

Entities that do not qualify as VIEs are generally assessed for consolidation as VOEs. For VOEs, we consolidate the entity if we have a controlling financial interest in the entity. We have a controlling financial interest in a VOE if (i) for legal entities other than partnerships, we own a majority voting interest in the entity or, for limited partnerships and similar entities, we own a majority of the entity’s kick-out rights through voting limited partnership interests and (ii) non-controlling shareholders or partners do not hold substantive participating rights, and no other conditions exist that would indicate that we do not control the entity.

Interim Unaudited Financial Data

Our consolidated financial statements reflect all adjustments, which are, in our opinion, of a normal recurring nature and necessary for a fair presentation of our financial position, results of operations and cash flows for the interim periods. Interim results of operations are not necessarily indicative of the results to be expected for the full year. These consolidated financial statements, including notes, are unaudited, and exclude some of the disclosures required for annual consolidated financial statements, and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2019, included in the Company’s annual report on Form 1-K filed with the SEC on June 19, 2020.

Use of Accounting Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are made and evaluated on an ongoing basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. The uncertainty created by COVID-19 and efforts to contain it has made such estimates more difficult and subjective. Actual results could differ from those estimates, perhaps in adverse ways, and those estimates could be different under different assumptions or conditions.

Reclassification

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Cash and Restricted Cash

Cash includes cash in bank accounts. The Company deposits cash with several high-quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company (“FDIC”) up to an insurance limit of $250,000. At times, the Company’s cash balances may exceed FDIC limits; although the Company bears risk on amounts in excess of those insured by the FDIC, it has not experienced and does not anticipate any losses due to the high quality of the institutions where the deposits are held.

F - 9

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Restricted cash consists of tenant security deposits and cash reserves required by certain loan agreements for capital improvements and repairs. As improvements and repairs are completed, related costs incurred by the Company are funded from the reserve accounts. Restricted cash also includes cash held in escrow accounts by mortgage companies on behalf of the Company for payment of property taxes, insurance, and interest.

Revenue Recognition

The Company recognizes revenue under Topic 606, Revenue from Contracts with Customers (“Topic 606”). We identified all of our revenue streams and have concluded that our revenues primarily consist of hospitality, construction and development, real estate sales, rental income and fund management as noted in detail below.

Hospitality

Hospitality revenues are comprised of charges for room rentals, food and beverage sales, and other hotel operating activities. Revenues are recognized as earned, which is defined as the date upon which a guest occupies a room or utilizes the hotel’s services. Revenues are recorded net of sales tax. We have performance obligations to provide accommodations and other ancillary services to hotel guests. As compensation for such goods and services, we are typically entitled to a fixed nightly fee for an agreed upon period and additional fixed fees for any ancillary services purchased. These fees are generally payable at the time the hotel guest checks out of the hotel. We generally satisfy the performance obligations over time, and we recognize the revenue from room sales and from other ancillary guest services on a daily basis, as the rooms are occupied, and we have rendered the services.

Food and beverage revenue is recognized upon transfer of promised products or services to customers in an amount that reflects the consideration the Company received in exchange for those services, which is generally when payment is tendered at the time of sale. In addition, the Company receives deposits for events and rooms. Such deposits are deferred and included in other liabilities on the accompanying consolidated balance sheets. The deposits are credited to income when the specific event takes place.

Construction and Development

The Company provides construction related services to affiliates and third parties, which include the build-out of tenant space, the renovation of hospitality, residential, and commercial real estate, and general real estate repair and maintenance services. In addition, the Company provides development services for ground-up development and repositioning of real estate assets.

These contract revenues are primarily derived from fixed price construction contracts. The Company has determined that these fixed price construction projects provide a distinct service and, therefore, qualify as one performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. Revenue is recognized over time, because of the continuous transfer of control to the customer as work is performed at the customer’s site and, therefore, the customer controls the asset as it is being constructed. The cost-to-cost measure of progress continues to best depict the transfer of control of assets to the customer, which occurs as costs are incurred.

Revenues from time and material contracts are billed to customers as work is performed. The Company determined that time and material contracts cover a single performance obligation, with transfer of control continuously as the customer simultaneously receives and consumes the benefits. Therefore, revenue for time and material contracts is considered to be recognized over time.

F - 10

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Cost of revenues earned include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. The cost of uninstalled materials or equipment are generally excluded from the recognition of gross profit as such costs are not considered to be a measure of progress. Costs to mobilize equipment and labor to a job site prior to substantive work beginning are capitalized as incurred and amortized over the expected duration of the contract. As of June 30, 2020 and December 31, 2019, the Company had no capitalized mobilization costs. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Certain construction contracts include retention provisions which ensure that the Company will provide complete services to customers which are in accordance with the terms of the related contract and, therefore, are not considered financing. The balances billed but not paid by customers pursuant to these provisions generally become due upon completion and acceptance of the project by the customer. The Company has determined that there are no financing components included in construction contracts as of June 30, 2020 and December 31, 2019.

Contract Assets and Liabilities

The timing of revenue recognition, billings, and cash collections results in billed contracts receivable, retainage receivable, and costs and estimated earnings in excess of billings on uncompleted contracts (contract assets). The contract asset, “Costs in excess of billings” represents revenues recognized in excess of amounts billed, recognized in prepaid and other assets on the accompanying consolidated balance sheets. The contract liability, “Billings in excess of costs”, represents billings in excess of revenues recognized in other liabilities on the accompanying consolidated balance sheets.

Contract Estimates

Accounting for long-term contracts involves the use of techniques to estimate total contract revenues and costs. Total contract revenues for contracts may include variable considerations, which include approved change orders, claims, and other contract provisions. The Company includes variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue will not occur or when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration and determination of whether to include estimated amounts in total contract revenues are based on an assessment of the anticipated performance in addition to all information (historic, current and forecasted) that is reasonably available to the Company. The effect of variable consideration on the total contract revenue of a performance obligation is recognized as an adjustment to revenue on a cumulative catch-up basis.

Transaction Price Allocated to the Remaining Performance Obligations

As of December 31, 2019, the Company had $2.2 million of estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially satisfied). The Company had no estimated revenue as of June 30, 2020.

F - 11

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Real Estate Sales

Real estate sales are comprised of sales proceeds from the sale of certain single-family homes that are treated as inventory. All other real estate assets sold are recognized in gain (loss) on disposition of real estate on the accompanying consolidated statements of operations. We recognize real estate sales at a point in time. Each transaction is treated as a single performance obligation and revenue is recognized when the transaction is completed, when the performance obligation is satisfied.

Rental Income

Rental income includes the revenues generated primarily by the rental operations of the residential (multi-family and single-family) properties owned and/or managed by the Company. The Company’s revenues generated by residential properties, consists of rental income that each tenant pays in accordance with the terms of each lease and are reported on a straight-line basis over the initial noncancelable term of the lease, net of any concessions, and recognized when earned and collectability is reasonably assured. These revenues are recorded net of any sales and occupancy taxes collected from tenants. Rental income is not within the scope of Topic 606 and falls under Topic 840 - Leases (or Topic 842 - Leases, when effective).

Fund Management

Revenues from contracts with customers includes fixed fee arrangements with its affiliates to provide certain set up and capital formation services associated with marketing, soliciting, and selling member interests in the affiliated limited partnerships. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measurement of the Company’s progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events. Revenues are recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Set up services are a one time fee for the initial formation, administration, and set up of the private equity real estate fund. These fees are recognized at the point in time when the performance under the contract is complete. The Company did not earn any setup fees during the six months ended June 30, 2020 and 2019.

Asset management fees are generally based on 1.0% - 1.5% of the unreturned capital contributions in a particular fund and include reimbursement for costs incurred on behalf of the fund, including an allocation of certain overhead costs. Asset management fees are recalculated on an annual basis. These customer contracts require the partnership to provide management services, representing a performance obligation that the partnership satisfies over time. Asset management fees earned during the six months ended June 30, 2020 and 2019 were $1.6 million and $1.2 million, respectively.

Capital formation fees are earned over time as equity capital is raised into our managed funds in proportion to the total capital specified in the related contract. Services include marketing, offering, registering, and ultimately raising capital. Capital formation fees earned during the six months ended June 30, 2020 and 2019 were $0.1 million and $1.2 million, respectively. See Note 12 – Segment Reporting for a disaggregated presentation of our revenues.

F - 12

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Segment Information

The Company’s operations are organized into eight reportable segments for management and financial reporting purposes, which are divided into two categories; (i) Real Estate Services (Fund Management, Construction and Development, Property Management and Real Estate Brokerage) and (ii) Real Estate Operations (Hospitality, Residential, Commercial, and Diversified). In accordance with ASC 280, “Segment Reporting”, in determining the most appropriate reportable segments, we considered the information our chief operating decision maker assesses when evaluating the operating performance of our assets, based on our share of operating income (loss), including similar economic and other characteristics, and the nature of operating or revenue producing activity.

Recently Issued Accounting Pronouncements

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which will require that a lessee recognize assets and liabilities on the balance sheet for all leases with a lease term of more than 12 months, with the result being the recognition of a right-of-use asset and a lease liability and the disclosure of key information about the entity’s leasing arrangements. ASU 2016-02 retains a distinction between finance leases (i.e., capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. The amendments in ASU 2016-02 are effective for the Company for its fiscal year beginning after December 15, 2021, and interim periods in its fiscal year beginning after December 15, 2022, with early adoption permitted. We are currently evaluating the potential impact the adoption of ASU 2016-02 will have on our consolidated financial statements.

Reference Rate Reform

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform on Financial Reporting (“ASU 2020-04”), which provides optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform. ASU 2020-04 is effective upon issuance and can be applied on a prospective basis at any time between January 1, 2020 and December 31, 2022. We are currently evaluating the potential impact the adoption of ASU 2020-04 will have on our consolidated financial statements.

F - 13

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 3 – VIEs

As of June 30, 2020 and December 31, 2019, the Company’s consolidated financial statements included 12 and 11 entities consolidated as VIEs, respectively. The Company consolidated Caliber Fixed Income Fund III, LP (“CFIF III”) in June 2020 because the Company was determined to be the primary beneficiary, due to the Company being the guarantor of the loan and the outstanding balance of the loan now meeting the necessary U.S. GAAP requirements to consolidate. The consolidation of CFIF III consisted of the following (in thousands):

Assets
Cash	$766
Notes receivable – related parties	34,293
Due from related parties	40
Total Assets	$35,099

Liabilities and Stockholders' Equity
Note payable	$4,500
Accounts payable	22
Due to related parties	116
Total Liabilities	4,638

Stockholders' Equity	30,461
Total Liabilities and Stockholders' Equity	$35,099

Management has determined that the equity holders in our consolidated entities, as a group, lack the power to direct the activities that most significantly impact the entity’s economic performance and/or have disproportionate voting rights relative to their equity. In addition, the Company has all the decision making power with respect to the activities of these entities, and none of the equity holders in the entities have substantive protective or participating rights to remove the power from the Company. The Company was determined to be the primary beneficiary of each of these entities since it has the power to direct the activities of the entities and the right to absorb losses, generally in the form of guarantees of indebtedness that are significant to the individual entities.

Generally, the assets of the individual consolidated VIEs can be used only to settle liabilities of each respective individual consolidated VIEs and the liabilities of the individual consolidated VIEs are liabilities for which creditors or beneficial interest holders do not have recourse to the general credit of the Company. The Company has provided financial support to certain consolidated VIEs in the form of short-term financing and guarantees of the debts of certain VIEs. In general, our maximum exposure to loss due to involvement with the consolidated VIEs is limited to the amount of capital investment in the VIE, if any, or the potential obligation to perform on the guarantee of debts.

F - 14

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

The table below outlines the classification and carrying amounts of the assets and liabilities of the VIEs that are included in our accompanying consolidated balance sheets as of June 30, 2020 and December 31, 2019, respectively (in thousands):

	June 30, 2020	December 31, 2019
Assets
Total real estate investments, net	$141,212	$141,399
Cash	6,191	8,275
Restricted cash	5,231	4,859
Accounts receivable, net	501	1,883
Other receivables	86	86
Notes receivable - related parties	25,118	2,028
Due from related parties	193	12
Prepaid and other assets	2,259	2,574
Total Assets	$180,791	$161,116

Liabilities
Notes payable, net	$121,522	$113,040
Notes payable - related parties	280	9,877
Accounts payable	786	1,408
Accrued interest	649	434
Accrued expenses	2,575	2,822
Due to related parties	-	202
Advance key money, net	1,088	1,125
Above market ground lease, net	3,700	3,762
Other liabilities	956	1,575
Total Liabilities	$131,556	$134,245

See Note 7 – Commitments and Contingencies for additional information related to the commitments and contingencies of these VIEs.

F - 15

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 4 – Real Estate Investments

Acquisitions

During the six months ended June 30, 2020, the Company acquired a commercial building, from a related party, for a purchase price of $2.9 million with the acquisition being accounted for as an asset acquisition under U.S. GAAP. The Company did not have any acquisitions during the six months ended June 30, 2019. The allocation of the purchase price amongst the assets acquired at their relative fair value as of the acquisition date, consisted of the following for the six months ended June 30, 2020 (in thousands):

June 30, 2020
Real estate investments, at cost:
Land	$119
Building	2,732
Furniture, fixtures and equipment	18
Total purchase price of assets acquired	$2,869

Impairment

During the six months ended June 30, 2020, we recorded no impairment charges after the consideration of both qualitative and quantitative impacts of the ongoing COVID-19 pandemic during our semiannual assessment. As the pandemic continues to develop, we will continue to monitor the performance of our assets and determine whether additional impairment indicators unique to COVID-19 are present, including significant prolonged disruption in our cash flows that would indicate the recoverability of the recorded values of our assets may be at risk. Additionally, we did not record any impairment charges during the six months ended June 30, 2019.

F - 16

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 5 – Notes Payable

Notes payable consisted of the following as of June 30, 2020 and December 31, 2019, respectively (in thousands):

Notes Payable	June 30, 2020	December 31, 2019
Real Estate Loans
Hampton Inn & Suites Hotel	$6,442	$6,507
Four Points by Marriott Hotel	11,000	11,000
Holiday Inn Ocotillo Hotel	9,250	9,250
Hilton Tucson East Hotel	14,000	14,000
Airport Hotel Portfolio	56,470	56,470
GC Square Apartments	11,000	11,000
DT Mesa Holdco II, LLC	5,292	5,292
Caliber Residential Advantage Fund LP	1,167	1,185
Total Real Estate Loans	114,621	114,704
Payroll Protection Program Loans	4,836	-
Revolving Line of Credit	4,500	-
Corporate Notes	4,958	5,208
Convertible Corporate Notes	1,956	1,957
Total Notes Payable	130,871	121,869
Deferred Financing Costs, net	(1,035)	(1,664)
Total Notes Payable, Net	$129,836	$120,205

Real Estate Loans

Hampton Inn & Suites Hotel

In July 2015, the Company entered into a $7.3 million loan, which is secured by a deed of trust and assignment of leases and rents of a hotel property in Scottsdale, Arizona. The terms of the note require monthly principal and interest payments, with a balloon payment due at maturity. The loan has a fixed interest rate of 4.50%. The terms of the loan allow the Company to prepay the outstanding balance in part or in whole at any time prior to the maturity date, subject to a prepayment premium fee. The loan is guaranteed by an individual who is an affiliate of the Company. The loan matures in July 2025.

In June and August 2020, we entered into COVID-19 loan modification agreements (collectively, the “Forbearance Agreement”) with the lender. The Forbearance Agreement provides relief from May 1, 2020 to October 31, 2020 (the “Relief Period”) and includes, but is not limited to: (i) a deferment of monthly principal and interest payments, (iii) a requirement of monthly deposits to a reserve fund, and (iv) modifications relating to financial covenant compliance that includes (a) a waiver for the DSCR that was previously required to be tested on December 1, 2020, (b) a modification of the definition of net operating income for the required test on June 1, 2021, and (c) a waiver for the minimum liquid assets requirement through June 1, 2021. The Company was in compliance with the DSCR as of June 30, 2020.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Four Points by Marriott Hotel

In June 2018, the Company entered into a $11.0 million loan, which is secured by a deed of trust and assignment of leases and rents of a hotel property in Phoenix, Arizona. The interest rate is the greater of 5.75% or 360 LIBOR Rate plus 4.00%, resulting in an interest rate of 6.58% as of June 30, 2020. The loan matures in December 2021. The terms of the loan include, among other things, certain covenants, as defined in the loan agreement, including a DSCR requirement. As of June 1, 2020, the testing period, the loan was not in compliance as the property’s operating results were below the required DSCR threshold. Per the loan agreement, the lender is entitled to declare an event of default unless the Company agrees to either partially repay the loan or provide additional collateral in an amount and on terms satisfactory to the lender. As of June 30, 2020 and through the date of this filing, the Company has been in communication with the lender to negotiate an agreement to mitigate any event of default. There can be no assurance, but management believes they will be able to come to an agreement with the lender in order to mitigate any defaults. The Company was in compliance with all other covenants as of June 30, 2020.

Holiday Inn Ocotillo Hotel

In July 2018, the Company entered into a $9.3 million loan, which is secured by a deed of trust and assignment of leases and rents of a hotel property in Chandler, Arizona. The loan was to mature in August 2020 and in June 2020, the Company executed the 12-month extension option to August 2021. In connection with the extension execution the Company paid an extension fee of 1.00% of the original principal indebtedness. The loan requires monthly interest only payments and has an interest rate equal to one-month LIBOR plus 6.00%, resulting in a rate of 8.00% as of June 30, 2020, with a floor rate of 8.00%. The loan is guaranteed by the Company.

Hilton Tucson East Hotel

In July 2018, the Company entered into a $14.0 million loan with a lender. The loan is secured by a deed of trust and assignment of leases and rents of a hotel property in Tucson, Arizona. The interest rate on the loan has a fixed rate of 8.50%. In June 2020, the date of maturity, the Company exercised its six-month extension option to December 2020 and paid an extension fee of 0.75% of the original principal indebtedness. The loan requires monthly interest only payments and can be prepaid in whole or in part at any time prior to the maturity date, subject to a prepayment premium fee. The loan is guaranteed by individuals who are affiliates of the Company.

Airport Hotel Portfolio

In September 2018, the Company repaid its existing Crowne Plaza Hotel, Holiday Inn & Suites Hotel, and Hilton Phoenix Airport Hotel loans in full (collectively, the “Airport Hotel Portfolio”) and entered into a new $62.3 million loan. The loan is secured by the deed of trust and assignment of leases and rents of the Airport Hotel Portfolio. The loan has a variable interest rate equal to one-month LIBOR plus 3.75% with a LIBOR floor of 1.92%, resulting in a rate of 5.67% as of June 30, 2020. The loan requires interest only payments until maturity and matures in October 2021 with options to extend the maturity date up to two additional years, subject to certain terms, conditions and fees. The loan is guaranteed by the Company and individuals who are affiliates of the Company. The terms of the loan agreement require the Company to pay an exit fee equal to 0.25% of the original principal amount of the loan at the time the loan is repaid in full. The exit fee of $0.2 million was accrued upon entering into the loan and recorded as a deferred financing cost to be amortized over the life of the loan.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

The terms of the loan include, among other things, certain covenants, as defined in the loan agreement, including a DSCR requirement. The DSCR contains a “cash management” provision that is triggered when the property’s operating results are below a certain DSCR threshold. As of June 30, 2020, the testing period, the property’s operating results were below that certain DSCR; however, the lender has not provided the Company with a notification that they will exercise their right under the “cash management” provision, and as such none of the property’s operating cash is subject to “cash management”. The Company was in compliance with all other covenants as of June 30, 2020.

GC Square Apartments

In October 2017, the Company entered into an $11.0 million loan, which is secured by a deed of trust and assignment of rents of a multi-family property in Phoenix, Arizona. The loan has a variable interest rate equal to LIBOR plus 5.25%, resulting in a rate of 6.50% as of June 30, 2020. The loan requires interest only payments until maturity. The loan matures in November 2020 and has options to extend the maturity date up to two additional years, subject to certain terms, conditions and fees. The loan is guaranteed by the Company and individuals who are affiliates of the Company. Contemporaneous with entering into the loan, the Company entered into an interest rate cap agreement, which set a maximum interest rate of 7.00% until November 2018 and 7.75% from November 2018 through maturity. The terms of the loan include, among other things, certain covenants, as defined in the loan agreement, including a DSCR requirement. The DSCR contains a “cash trap” provision that is triggered when the property’s operating results are below a certain DSCR. As of June 30, 2020, the testing period, the property’s operating results were below that certain DSCR; however, the lender has not provided the Company with a notification that they will exercise their right under the “cash trap” provision, and as such none of the property’s operating cash is subject to a “cash trap”. The Company was in compliance with all other covenants as of June 30, 2020.

DT Mesa Holdco II, LLC

In May 2019, the Company entered into a $1.0 million loan, which is secured by a deed of trust of a commercial building in Mesa, Arizona. The loan has a variable rate per annum equal to prime rate plus 1.00%, resulting in a rate of 4.25% as of June 30, 2020. The loan requires interest only payments until maturity and the terms of the loan allow the Company to prepay the outstanding balance in part or in whole at any time prior to the maturity date with no prepayment penalty. The loan matures in December 2020.

In November 2019, the Company entered into a $5.0 million loan secured by the deed of trust of a commercial building in Mesa, Arizona. The loan has a variable interest rate per annum and is the lesser of (i) the three-year federal home loan bank rate plus 2.75% or (ii) a fixed rate of 5.00%, resulting in a rate of 3.35% as of June 30, 2020. The loan requires interest only payments until maturity and the terms of the loan allow the Company to prepay the outstanding balance in part or in whole at any time prior to the maturity date with no prepayment penalty. The loan matures in November 2022 and is guaranteed by the Company. The terms of the note include certain financial covenants which commence in March 2021.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Caliber Residential Advantage Fund LP

In January 2019, the Company entered into a $1.8 million loan secured by the deeds of trust of each collateralized single-family home located throughout Arizona. The loan has a variable interest rate per annum and is the greater of (i) the rate of 5.00% or (ii) 2.85% plus the five-year treasury rate of 2.56% on the date of the note, resulting in a rate of 5.41% as of June 30, 2020. The loan requires principal and interest payments until maturity and the terms of the loan allow the Company to prepay the outstanding balance in part or in whole at any time prior to the maturity date with no prepayment penalty. The loan matures in January 2024 and is guaranteed by the Company. The terms of the loan include certain financial covenants, and as of June 30, 2020, the testing period, the Company was in compliance with all such covenants.

Payroll Protection Program Loans

In April 2020, the Company and certain of its consolidated entities were granted PPP loans totaling $4.8 million. These loans remained outstanding as of June 30, 2020. See Note 1 – Organization and Liquidity for more detailed information on COVID-19 and the PPP loans.

Revolving Line of Credit

Due to the consolidation of CFIF III in June 2020, the Company now recognizes a revolving line of credit (“LOC”) with a maximum borrowing amount of $4.5 million. The LOC is secured by the partnership’s assets and is guaranteed by the Company. The LOC has a variable interest rate equal to the greater of (i) Wall Street Journal Prime Rate plus 0.25% per annum or (ii) 4.75%, resulting in a rate of 3.50% as of June 30, 2020. The Company is required to pay a fee of 0.20% of the unused revolving balance. The LOC matured in August 2020. Through the date of this filing, the Company has been in communication with the lender regarding amendments to or extension of this agreement. The terms of the LOC include certain financial covenants and as of June 30, 2020, the testing period, the Company was in compliance with all such covenants.

Corporate Notes and Convertible Corporate Notes

The Company entered into multiple general corporate financing arrangements with third parties. The arrangements are generally evidenced in the form of a promissory note, which are secured by the otherwise unencumbered assets of the Company and require monthly or quarterly interest only payments until maturity. The loans generally have a 12-month term and may be extended upon the mutual agreement of the lender and the borrower. The Company has issued corporate notes with a conversion feature. The conversion price is $4.50 per share of common stock. The holders of the convertible corporate notes can elect to convert all or any portion of the balance at any time. As of June 30, 2020 and December 31, 2019, the value of the conversion feature was zero.

As of June 30, 2020, there were 91 individual corporate notes outstanding, with an average outstanding principal balance of $76,000, a weighted average interest rate of 10.95%, and maturity dates ranging from July 2020 to June 2021. During the six months ended June 30, 2020, there were no conversions of debt into Class A common stock. The Company, subsequent to June 30, 2020, extended the maturity date of $0.9 million of corporate notes for a 12-month period and paid off $0.7 million of corporate notes.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Future Minimum Payments

The following table summarizes the scheduled principal repayments of our indebtedness as of June 30, 2020 (in thousands):

Year	Amount
2020	$46,875
2021	67,746
2022	9,402
2023	304
2024	1,117
Thereafter	5,427
Total	$130,871

Deferred Financing Costs

During the six months ended June 30, 2020 and 2019, amortization of deferred financing costs was $0.6 million. There were no write-offs during the six months ended June 30, 2020 and 2019.

Note 6 – Related Party Transactions

Notes Receivable – Related Parties

The Company, through its consolidated VIEs, entered into unsecured promissory notes with related parties. The notes mature on various dates through December 2021 and have interest rates of 11.00% and 12.00% per annum. No payments are required prior to the maturity of the notes. The notes may be prepaid in whole, or in part, without penalty. During the six months ended June 30, 2020 and 2019, the Company earned approximately $0.2 million and $7,600, respectively, of interest in connection with the notes, which is included in fund interest and interest income on the accompanying consolidated statements of operations, as applicable. Interest due to the Company of approximately $0.2 million and $7,000 was outstanding as of June 30, 2020 and December 31, 2019, respectively, which is included in due from related parties on the accompanying consolidated balance sheets. As of June 30, 2020 and December 31, 2019, the outstanding principal balance on the notes were $25.1 million and $2.0 million, respectively, which are included in notes receivable — related parties on the accompanying consolidated balance sheets.

Fund Management

The Company manages multiple private equity real estate funds. See Note 2 – Summary of Selected Significant Accounting Policies for detail on our revenues related to Fund Management. In general, the Company:

•	charges an initial one-time fee related to the initial formation, administration, and set up of the fund (collectively, “Set Up Fees”). For the six months ended June 30, 2020 and 2019, the Company did not earn any Set Up Fees.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

•	is entitled to receive reimbursement for certain expenses incurred or paid on behalf of the fund, which may include an allocation of certain administrative and overhead costs. We also receive an annual asset management fee equal to 1.0% – 1.5% of the non-affiliate capital contributions related to the ongoing management of the assets owned by the fund and the overall fund administration (collectively, “Asset Management Fees”). During the six months ended June 30, 2020 and 2019, the Company earned $1.6 million and $1.2 million, respectively, of Asset Management Fees from related parties, which are included in fund management on the accompanying consolidated statements of operations.

•	receives fees for services primarily relating to the marketing, offering, registering, and selling of equity and debt instruments of the affiliates (collectively, “Capital Raise Fees”). During the six months ended June 30, 2020 and 2019, the Company earned $0.1 million and $1.2 million, respectively, of Capital Raise Fees from related parties, which are included in fund management on the accompanying consolidated statements of operations.

As of June 30, 2020 and December 31, 2019, amounts due to the Company from related parties for fund management services was $0.8 million and $3.7 million, respectively, which are included in due from related parties on the accompanying consolidated balance sheets.

Construction and Development

The Company provides construction related services to affiliates and third parties, which include the build-out of tenant space, the renovation of hospitality, residential, and commercial real estate, and general real estate repair and maintenance services. In addition, the Company provides development services for ground-up development and repositioning of real estate assets.

During the six months ended June 30, 2020 and 2019, the Company recognized $1.6 million and $1.9 million, respectively, of construction and development revenue from related parties, which are included in construction and development revenues on the accompanying consolidated statements of operations. As of June 30, 2020 and December 31, 2019, amounts due to the Company from related parties for construction, development, and maintenance services were $1.8 million and $1.3 million, respectively, which are included in due from related parties on the accompanying consolidated balance sheets.

Real Estate Brokerage

The Company provides real estate brokerage services related to the purchase and sale of residential and commercial properties owned by the funds which we manage. During the six months ended June 30, 2020 and 2019, the Company recognized $0.1 million and $0.3 million, respectively, of brokerage commission revenue from related parties, which are included in brokerage revenues on the accompanying consolidated statements of operations. As of December 31, 2019, amounts due to the Company from related parties for brokerage commissions totaled $85,000, which is included in due from related parties on the accompanying consolidated balance sheets. No amounts were due to the Company for brokerage commissions at June 30, 2020.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Notes Payable – Related Parties

The Company, through various consolidated VIEs, entered into unsecured promissory notes with related parties. The notes may be repaid in whole, or in part, without penalty. In addition, the Company has a related party unsecured promissory note with a former member of the Company’s executive management team.

The following table summarizes the notes payable – related parties as of June 30, 2020 and December 31, 2019, respectively (in thousands):

Notes Payable - Related Parties	June 30, 2020	December 31, 2019
Caliber Fixed Income Fund III, LP	$-	$10,937
Roosevelt III Holdco, LLC	280	-
Former Management	125	160
Total Notes Payable - Related Parties	$405	$11,097

Due to the consolidation of CFIF III in June 2020, notes payable - related parties due to CFIF III have been eliminated in consolidation. The interest rates of the notes payable – related parties above range from 0.87% to 6.00% and have maturity dates from May 2021 to December 2023. During the six months ended June 30, 2020 and 2019, the Company incurred $0.6 million of interest expense in connection with the notes payable – related parties, which is included in interest expense on the accompanying consolidated statements of operations. The interest payable as of June 30, 2020 and December 31, 2019 was $12,000 and $21,000, respectively, which is included in due to related parties on the accompanying consolidated balance sheets.

Future Minimum Payments

The following table summarizes the future aggregate principal payments due to related parties from the Company related to the notes payable – related parties as of June 30, 2020 (in thousands):

Year	Amount
2020	$-
2021	280
2022	-
2023	125
2024	-
Thereafter	-
Total	$405

Hotel Management

In February 2020, the Company’s existing hotel management agreements with Heavlin Management Company, LLC (“HMC”), an affiliated entity through common ownership of certain of the Company’s consolidated subsidiaries, was acquired by Highgate Hotels, LP (“Highgate”), a non-affiliated entity. As part of acquiring the hotel management agreements Highgate assumed HMC’s hotel management responsibilities for all our existing and future hotel assets.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

The terms of the agreements with HMC generally included a 10-year term and were able to receive a monthly fee equal to 3.0 – 4.0% of gross revenue, and may have also received an annual incentive fee, not to exceed 1.0% of gross operating revenues, by exceeding owner approved budgets for revenue and profits (collectively, “Hotel Management Fees”). Hotel Management Fees, under HMC, for the six months ended June 30, 2019, totaled $1.0 million, which were included in management fees on the accompanying consolidated statements of operations. No incentive fees were earned during the six months ended June 30, 2019. In addition to Hotel Management Fees, HMC also charged the Company for certain shared services including sales and marketing, information technology, and human resources. Expenses for shared services for the six months ended June 30, 2019, totaled $0.8 million, which were included in general and administrative expenses and marketing and advertising expenses on the accompanying consolidated statements of operations, as applicable. The Company also reimbursed HMC for expenses incurred or paid on its behalf. As of December 31, 2019, amounts due to HMC totaled $0.2 million, which were included in due to related parties on the accompanying consolidated balance sheets, and subsequently paid. There were no reimbursements due to the Company by HMC as of December 31, 2019.

Withdrawal Agreement

In November 2014, the Company entered into an agreement with a former co-manager and member of one of the Company’s consolidated subsidiaries which outlined the terms of his resignation as co-manager and assignment of his member interest. In consideration for his resignation as co-manager and assignment of his member interest, the Company agreed to issue 55,556 shares of its common stock to the individual or his designee, provide the individual with $35,000 of construction services at no cost to the individual, and pay the individual or his designee up to $0.5 million in cash, as outlined in the agreement. As of June 30, 2020 and December 31, 2019, $0.2 million and $0.3 million, respectively, was due to the former co-manager and member of the Company, which are included in due to related parties on the accompanying consolidated balance sheets related to this agreement.

Other

In the normal course of business, the Company has various amounts due from related parties, including affiliate entities and individuals, for various expenses paid for by the Company on their behalf and other charges. These amounts are generally unsecured, interest free, and due on demand. As of June 30, 2020 and December 31, 2019, other amounts due from related parties were approximately $0.3 million and $47,000, respectively, which are included in due from related parties on the accompanying consolidated balance sheets.

In the normal course of business, the Company has various amounts due to related parties, including affiliated entities and individuals, for various expenses paid for by the affiliates on the Company’s behalf and other short-term payment advances. These amounts are generally unsecured, interest free, and due on demand. As of June 30, 2020 and December 31, 2019, other amounts due to related parties were $0.4 million and $0.8 million, respectively, which are included in due to related parties on the accompanying consolidated balance sheets.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 7 – Commitments and Contingencies

Legal Matters

In August 2014, the Company entered into a consulting agreement with Mercadyne Advisors, LLC (“Mercadyne”) and 6831614 Manitoba Ltd. (“Manitoba”) (collectively, the “Consultants”). Per the agreement, the services to be provided by the Consultants were business consulting related services primarily focused on assisting the Company in accessing capital markets and designing, implementing, and completing a public offering. In exchange for the services, the agreement outlined the Consultants’ compensation to include a $25,000 monthly fee paid in cash and a contingently exercisable warrant to purchase a 15.0% equity interest in the Company for an aggregate exercise price of $1,000, exercisable upon the completion of a public offering. The agreement was amended in February 2015, for the purposes of amending the compensation to be a grant of equity rather than a warrant to purchase a 15.0% equity interest in the Company on a fully diluted basis as of the date of the amendment, for a price of $1,000, and to memorialize that all services required to be provided in connection with the agreement had been provided, although a public offering had not been completed. The agreement does not include a stated number of shares of Class A common stock to be issued in exchange for the services provided. In March 2017, the Company and Mercadyne entered into a stock subscription agreement which finalized the number of shares of Class A common stock to be issued of 1,325,324 to Mercadyne in connection with the consulting agreement and related amendment. At the time of the settlement our liability was reduced by $1.1 million, with a corresponding increase to stockholders’ equity. As of June 30, 2020 and December 31, 2019, the Company and Manitoba were in the process of negotiating the number of shares of common stock to be issued to finalize the arrangement, and the Company had a remaining liability recorded in the amount of $1.4 million, which is included in accrued share-based payments on the accompanying consolidated balance sheets.

On January 27, 2020, Manitoba, and its President, filed a complaint in Maricopa County Superior Court in the State of Arizona against the Company and each of the members of its Board of Directors claiming among other things, breach of contract, breach of the implied covenant of good faith and fair dealing, unjust enrichment and fraud in the inducement, in connection with the above equity grant. The complaint seeks damages in the amount of $10.9 million, but in no event less than $8.1 million, treble damages under the argument that the unissued shares are wages under Arizona law, or, alternatively, specific performance that the Company issue Manitoba 2,181,115 shares of Class A common stock, but in no event less than 1,625,324 shares. The complaint also seeks fees, costs, interest and such other relief as the court deems just and proper. At the Company’s urging, a stipulation to place the entire matter into private, binding arbitration before the American Arbitration Association (“AAA”) in accord with the parties’ prior agreement documentation was executed by counsel for the parties. On March 27, 2020, the Court ordered the parties to AAA arbitration, to be commenced within thirty days of said order. The arbitration commenced and, on May 29, 2020, the respondents submitted their answering statement and counterclaim to the AAA. No additional dates have yet been set by the AAA, but the next dates will be for an administrative conference with AAA staff, followed by arbitrator selection and a scheduling conference with the arbitration panel. The Company believes that the claims are without merit and intends to vigorously defend its position. The ultimate outcome of this legal matter cannot presently be determined. Accordingly, any adjustment that might result from the resolution of this matter has not been reflected in the consolidated financial statements. If all shares demanded further to the aforementioned complaint are ultimately issued to Manitoba, investors’ relative ownership interest will experience additional dilution.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Construction Contracts

In connection with our development, redevelopment and capital improvement activities, we have entered into various construction related contracts and we have made commitments to complete certain projects, pursuant to financing or other arrangements. As of June 30, 2020 and December 31, 2019, our commitments related to these activities were $0.2 million and $2.0 million, respectively.

Franchise Agreements and Advance Key Money

There have been no material changes from franchise agreements and advance key money previously disclosed in our 2019 audited consolidated financial statements.

Insurance Claims

There have been no material changes from insurance claims previously disclosed in our 2019 audited consolidated financial statements.

Contractual Lease Obligations

Equipment Lease

During the six months ended June 30, 2020 and 2019, the Company entered into multiple lease agreements for equipment, all of which have been accounted for as capital leases. The leases have a 36-month to 48-month term, require monthly payments, and have a bargain purchase option at maturity. The recorded lease liability as of June 30, 2020 and December 31, 2019 was $0.3 million, which is included in other liabilities on the accompanying consolidated balance sheets.

The following table summarizes the future required payments of our equipment leases as of June 30, 2020 (in thousands):

Year	Amount
2020	$74
2021	133
2022	111
2023	-
2024	-
Thereafter	-
Minimum lease payments	318
Less interest	(27)
Total	$291

Office Lease

In July 2018, the Company entered into a new corporate office lease agreement, which has been accounted for as an operating lease. The lease is for a term of 7.6 years and includes a rent abatement period and tenant improvement allowance. The lease includes options for two five-year extension periods.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

The following table summarizes the future required payments for our office lease as of June 30, 2020 (in thousands):

Year	Amount
2020	$194
2021	476
2022	445
2023	453
2024	502
Thereafter	597
Total	$2,667

Ground Leases

In November 2012, we acquired a hotel property in Phoenix, Arizona, which is subject to a ground lease and requires monthly lease payments of approximately $78,000, subject to annual adjustments through December 2049, at which time the ground lease expires. As of June 30, 2020 and December 31, 2019, the ground lease, accounted for as an operating lease, required a deposit of $0.3 million, which is included in other assets on the accompanying consolidated balance sheets. At the time of acquisition, it was determined that the lease rate of the ground lease was at a rate which management estimated was above the fair market lease rate. Accordingly, we recorded a liability in the amount of the estimated fair value (Level 3) of the above market lease. The above market lease is amortized as a reduction to lease expense over the term of the lease. Accumulated amortization of the above-market lease intangible is $1.0 million and $0.9 million as of June 30, 2020 and December 31, 2019, respectively.

In October 2014, we acquired a hotel property in Scottsdale, Arizona residing on land which is subject to a ground lease and is subleased to the Company. The sublease requires monthly lease payments of approximately $17,000 which consist of base rent, taxes, and other charges, and are subject to annual adjustments. The amount of the base rent increases over time. The original sublease expires in May 2056; however, the sublease includes two five-year extension options and a third extension option for an additional 27-month period.

The following table summarizes the future required payments of our ground leases and amortization of the related above market lease intangible as of June 30, 2020 (in thousands):

Year	Lease Payments	Intangible Amortization	Net Lease Expense
2020	$514	$(63)	$451
2021	1,029	(125)	904
2022	1,029	(125)	904
2023	1,029	(125)	904
2024	1,029	(125)	904
Thereafter	28,457	(3,137)	25,320
Total	$33,087	$(3,700)	$29,387

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Rent expense was $0.8 million and $0.9 million for the six months ended June 30, 2020 and 2019, respectively, which includes rent expense related to operating leases for office space, equipment, and ground leases. In addition to the arrangements outlined above, the Company regularly enters into short-term equipment and other rentals. Rent expense is included within operating expenses or general and administrative expense in the accompanying consolidated statements of operations, depending on the nature of the individual rental arrangement.

Environmental Matters

In connection with the ownership and operation of real estate assets, the Company may potentially be liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition, in each case, that it believes will have a material adverse effect on the results of operations.

Buyback Program

In September 2018, the Company agreed to repurchase 6,239,846 shares of Class A common stock (“Buyback Program”) owned by one of its non-participating founders for $2.70 per share of Class A common stock in exchange for an amendment to such non-participating founder’s shareholder voting rights and other Company protections. Among other things, the Company’s obligation to reacquire the non-participating founder’s Class A common stock terminates when the Company’s Class A common stock is listed on a national exchange. The shares are being reacquired at various amounts ranging from 6,000 to 10,000 shares on a monthly basis until such time as the Company has satisfied the termination conditions or until all of the shares have been reacquired, which could be in 2075. Due to the length of time of the liability, the Company recorded a liability of $13.6 million and a corresponding reduction to equity in treasury stock at the inception of the Buyback Program using a present value discount rate of 10.0%. During the six months ended June 30, 2020 and 2019, the Company repurchased 51,000 and 48,500 shares of Class A common stock, respectively. As of June 30, 2020 and December 31, 2019, the balance of the liability was $13.2 million and $13.3 million, respectively, which is included in buyback obligation on the accompanying consolidated balance sheets. The remaining number of shares to be repurchased as of June 30, 2020 and December 31, 2019 was 6,071,346 and 6,122,346, respectively.

The following table summarizes the future aggregate principal payments related to the Buyback Program as of June 30, 2020 (in thousands):

Year	Amount
2020	$154
2021	316
2022	314
2023	311
2024	309
Thereafter	11,771
Total	$13,175

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 8 – Stockholders’ Equity

In June 2019, the Company amended and restated its certificate of incorporation which increased the number of shares to 125,000,000 consisting of: (i) 100,000,000 shares of Class A common stock at a par value of $0.001 per share, (ii) 15,000,000 shares of Class B common stock (founder shares owned by our President and Chief Operating Officer and our Chief Executive Officer) at a par value of $0.001 per share, and (iii) 10,000,000 shares of preferred stock at a par value of $0.001 per share, including 2,564,103 shares designated as Series A preferred stock (“Series A”). Any shares issued and outstanding and that are owned by a holder other than a founder were reclassified into one share of Class A common stock. All founders stock were automatically reclassified into shares of Class B common stock.

In December 2019, the Company entered into a second amended and restated certificate of incorporation which authorized the Company to increase the number of shares to 137,500,000 shares of capital stock consisting of: (i) 115,000,000 shares of common stock with a par value of $0.001 per share consisting of (a) 100,000,000 shares of Class A common stock with a par value of $0.001 per share; (b) 15,000,000 shares of Class B common stock with a par value of $0.001 per share; and (ii) 22,500,000 shares of preferred stock with a par value of $0.001 per share including (a) 2,564,103 shares designated as Series A and (b) 12,500,000 shares designated as Series B with (c) 7,435,897 shares remaining undesignated. See Note 9 – Preferred Stock for more detail.

The Class B common stock is identical in all respects to Class A common stock, except it is entitled to 10 votes per share and is convertible at any time on a one-for-one basis into shares of Class A common stock. All other rights, privileges, and rank will be shared equally and be identical in all respects as to all matters.

Common Stock

Subject to the rights of holders of any preferred stock having preference as to dividends, the holders of common stock shall be entitled to receive dividends when, as, and if declared by the board of directors. The holders of common stock shall at all times vote together as one class on all matters. Class A common stock shall be entitled to one vote for each share of common stock and Class B common stock shall be entitled to 10 votes for each share of common stock. No holder of shares of common stock shall have the right to cumulate votes. In the event of liquidation, subject to the prior rights of holders of preferred stock to share ratably in the Company’s assets, the holders of common stock and holders of any shares of preferred stock which are not entitled to any preference in liquidation shall share equally and ratably in the Company’s assets available for distribution after giving effect to any liquidation preference of shares of preferred stock. The holders of Class A common stock shall not have any conversion, redemption, or other preemptive rights. The holders of Class B common stock are entitled to a conversion upon notice or an automatic conversion upon transfer at which time the Class B common stockholder will be entitled to one fully paid and nonassessable share of Class A common stock. In addition, Class B common stock does not have any redemption or preemptive rights.

From inception through June 30, 2020, the Company issued shares of common stock that were sold in units through various tranches equivalent to ranges from one share to 5,882 shares of common stock per unit. Within a few of the tranches, shares of common stock included a warrant to purchase additional shares of common stock within certain timeframes. The warrants had an exercise price ranging from $1.70 to $2.00 per share.

F - 29

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

As of June 30, 2020 and December 31, 2019, the total shares issued within the Company’s tranches, excluding shares issued to founders of the Company, were 11,456,463 and 9,365,252, respectively, of which 804,997 were issued in connection with the exercise of warrants.

Note 9 – Preferred Stock

Series A Preferred Stock

In January 2016, the Company began selling shares of Series A in units equivalent to two shares of common stock and one share of Series A, at a cost of $5.85 per unit ($1.80 per share of common stock and $2.25 per share of Series A). During the six months ended June 30, 2020 and 2019, the Company paid dividends to Series A preferred stockholders in the amount of $0.2 million or $0.13 per share.

On April 17, 2020, the board of directors and Series A preferred stockholders approved and adopted a second certificate of amendment to the second amended and restated certificate of incorporation of the Company (the “Second Amendment”). The amendments to the Second Amendment included, but not limited to the following:

“Upon the determination of the board of directors of the Company that the value of the Class A common stock of the Company on a fully converted basis is at least $100 million, which determination must be supported by the valuation conducted by an independent audit firm, the Series A will automatically be converted into the number of shares of Class A common stock into which such shares of Series A would be converted on the date of such occurrence, in accordance with Section 4 of the Second Amendment.”

As such, due to the determination by the board of directors that the value of the Class A common stock of the Company is at least $100 million, based on a valuation conducted by an independent audit firm, the Company simultaneously converted 1,657,396 shares of Series A preferred stock to 2,071,761 shares of Class A common stock at a conversion rate of one and one-quarter shares of Class A common stock for every one share of Series A preferred stock. As such, as of June 30, 2020, no shares of Series A remain outstanding.

Series B Preferred Stock

The powers, preferences, rights, and limitations of Series B preferred stock are as follows:

•	Series B shall, with respect to rights on liquidation, winding up and dissolution, rank senior to the Company’s holders of common stock.

•	In the event of liquidation of the Company, the holders of Series B shall be entitled to receive cash in an amount equal to $4.00 for each share of Series B plus an amount equal to all declared and accrued but unpaid dividends.

•	Shares of Series B are convertible into shares of Class A common stock on the option conversion date at a conversion ratio of one share of Class A common stock, subject to adjustments.

•	Upon (i) the closing of the sale of shares of Class A common stock to the public in a firm-commitment underwritten public offering, (ii) a direct listing of Class A common stock on a national stock exchange or the OTC, (iii) the date the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, (iv) the date of the sale of all or substantially all of the stock or assets of the Company, or (v) the date of the written consent or affirmative vote of a majority of the Series B then outstanding, the Series B will automatically be converted into the number of shares of common stock into which such shares of Series B would be converted on the date of such occurrence.

F - 30

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

•	Holders of Series B and holders of common stock shall vote together and not as separate classes and shall be entitled to vote with common stockholders as if their shares were converted into shares of common stock.

•	At any time when at least 25% of the initially issued shares of Series B remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of a majority of the Series B then outstanding voting separately as a single class: (i) alter the rights, powers or privileges of the Series B or bylaws in a way that adversely affects the Series B; or (ii) authorize or create any new class or series of capital stock having rights, powers, or privileges that are senior to the Series B in terms of the liquidation preference of the Series B.

The Company is authorized to issue up to 12,500,000 shares of Series B preferred stock at an amount equal to $4.00 per share pursuant to its Reg A+ Offering and second amended and restated certificate of incorporation. Subsequent to June 30, 2020, the Company has raised $3.1 million of net proceeds, resulting in the issuance of 767,187 shares of Series B preferred stock.

Note 10 – Net Income (Loss) Per Share

Basic earnings per common share for the six months ended June 30, 2020 and 2019 are calculated by dividing net income (loss) attributable to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income attributable to common shareholders by the weighted average number of shares outstanding plus the dilutive impact of all potential dilutive common shares, consisting of stock options and warrants using the treasury stock method, and convertible debt and preferred stock using the if-converted method.

The Company considered the two-class method in calculating the basic and diluted earnings per share attributable to common stockholders for the six months ended June 30, 2020 and 2019; however, it was determined that there was no impact to the calculation of basic and diluted net income (loss) per share attributable to common stockholders as Class A and Class B common stock share in the same earnings and profits, thus, having no impact on the calculation.

F - 31

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

The following table summarizes the Company’s calculation of basic and diluted earnings per share attributable to common stockholders during the six months ended June 30, 2020 and 2019, respectively (in thousands, except per share data):

	Six Months Ended June 30,
	2020	2019
Numerator:
Net (loss) income attributable to CaliberCos Inc.	$(3,580)	$1,642
Preferred stock dividends	(228)	(223)
Convertible debt interest	128	1
Net (loss) income attributable to common stockholders of CaliberCos Inc.	$(3,680)	$1,420
Denominator:
Weighted average shares outstanding - basic	28,810	21,799
Dilutive shares - options, net	-	1,066
Dilutive shares - warrants, net	-	72
Weighted average shares outstanding - diluted	28,810	22,937

Basic net (loss) income per share attributable to common stockholders	$(0.13)	$0.07
Diluted net (loss) income per share attributable to common stockholders	$(0.13)	$0.06

The number of antidilutive shares during the six months ended June 30, 2020, consisted of the potential exercise of stock options and warrants and the potential conversion of convertible debt. The number of antidilutive shares during the six months ended June 30, 2019, consisted of the potential conversion of convertible debt and preferred shares. The following table summarizes these potential exercises and conversions during the six months ended June 30, 2020 and 2019, respectively, which have been excluded from the computation of diluted income (loss) per share attributable to common stockholders (in thousands):

	Six Months Ended June 30,
	2020	2019
Additional common shares, if stock options were exercised	3,137	-
Additional common shares, if warrants were exercised	26	-
Additional common shares, if convertible debt were converted	435	405
Additional common shares, if preferred shares were converted	-	2,072
	3,598	2,477

Note 11 – Fair Value of Financial Instruments

The Company estimates fair values of financial instruments using available market information and established valuation methodologies. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair value amounts.

Financial instruments that approximate fair value due to the short-term nature of the instruments consist of cash, restricted cash, accounts receivable, and accounts payable. The fair values of long-term debt, advance key money, and interest rate caps have been estimated based on current rates available for similar instruments with similar terms, maturities, and collateral. The carrying values of the Company’s long-term debt, advance key money, and interest rate caps as of June 30, 2020 and December 31, 2019, approximated fair value, except for the long-term debt instruments listed below, all of which were measured with Level 2 inputs.

F - 32

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

The following table summarizes the estimated fair values determined by management based on a discounted future cash-flow model as of June 30, 2020 and December 31, 2019, respectively (in thousands):

	June 30, 2020		December 31, 2019
Note Payable	Carrying Value	Fair Value	Carrying Value	Fair Value
Hampton Inn & Suites Hotel	$6,442	$5,726	$6,507	$5,743

Note 12 – Segment Reporting

The Company’s operations are organized into eight reportable segments for management and financial reporting purposes, which are broadly separated in two categories; (i) Real Estate Services (Fund Management, Construction and Development, Property Management, and Real Estate Brokerage) and (ii) Real Estate Operations (Hospitality, Residential, Commercial, and Diversified). Each segment is described below:

Real Estate Services

Fund Management

This segment includes all of our corporate operations, as well as the revenue generated by the fund/asset management services and capital formation services provided to the private equity real estate funds which the Company manages.

Construction and Development

This segment includes our construction and development operations. The Company provides a variety of construction and development services to affiliated entities as well as third parties.

Property Management

This segment includes our property management operations. The Company provides a comprehensive range of services including tenant screening, lease-up, collections, repairs and maintenance, and eviction/removal for affiliated entities as well as third parties.

Real Estate Brokerage

This segment includes our real estate brokerage operations and the operating activity of real estate wholly-owned by the Company. The Company generates commission revenue by acting as a broker for residential and commercial real estate owners and investors seeking to buy and/or sell properties, including investment properties, as well as primary residences. The Company provides brokerage services to affiliated entities as well as third parties. The operating activity of the single-family assets involve both the sale and rental of real estate assets.

Real Estate Operations

Hospitality

This segment includes all of the operating activity of the hotel properties which are affiliates of the Company.

Residential

This segment includes all of the operating activity of the single-family and multi-family assets, which are affiliates of the Company. The Company is involved in both the sale and rental of residential real estate assets. This segment also includes residential property development projects in various stages of completion.

F - 33

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Commercial

This segment includes all of the operating activity of the commercial properties which are affiliates of the Company. The Company is involved in both the sale and rental of commercial real estate assets. This segment also includes commercial property development projects in various stages of completion.

Diversified

This segment includes the operating activities of certain entities which are involved in the financing of various affiliated real estate properties through both debt and equity investments.

Due to the diversity of our economic ownership interests across our properties, our chief executive officer, who is our chief operating decision maker (“CODM”), assesses the operating performance of our assets based on our proportionate share of net income (loss). The information below includes the operating results and measures of profitability for all operating entities which the Company and our CODM analyze on a regular basis, as the ultimate profitability of each entity, and value of its assets, will impact the ultimate profitability of the Company. The total assets and results of each segment are presented on a gross basis, prior to any necessary adjustments to (i) eliminate inter-segment transactions, (ii) eliminate the results of entities that are not included in our accompanying consolidated financial statements, (iii) eliminate revenue activity presented gross when U.S. GAAP requires net, and (iv) reclassify items to reflect U.S. GAAP consolidated presentation. The following tables summarizes the net income (loss) of each reportable segment during the six months ended June 30, 2020 and 2019, respectively, and total assets as of June 30, 2020 and December 31, 2019, respectively (in thousands):

F - 34

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

	Six Months Ended June 30, 2020
	Real Estate Services					Real Estate Operations					Eliminations
	Fund	Construction &	Property	Real Estate							Non-		CaliberCos Inc.
	Management	Development	Management	Brokerage	Total	Hospitality	Residential	Commercial	Diversified	Total	consolidated	Intercompany	& Subsidiaries
Revenues
Hospitality	$-	$-	$-	$-	$-	$18,976	$-	$-	$-	$18,976	$(330)	$-	$18,646
Construction and development	-	3,213	-	-	3,213	-	-	-	-	-	-	(462)	2,751
Rental income	-	-	-	33	33	-	2,153	546	-	2,699	(1,645)	-	1,087
Fund management	3,142	-	-	-	3,142	-	-	-	-	-	-	(1,443)	1,699
Fund interest	-	-	-	-	-	-	-	-	-	-	-	52	52
Property management	-	-	56	-	56	-	19	-	-	19	(18)	(19)	38
Brokerage	-	-	-	245	245	-	-	-	-	-	-	(8)	237
Total revenues	3,142	3,213	56	278	6,689	18,976	2,172	546	-	21,694	(1,993)	(1,880)	24,510

Expenses
Cost of sales - hospitality	-	-	-	-	-	7,462	-	-	-	7,462	(475)	-	6,987
Cost of sales - construction and development	-	2,456	-	-	2,456	-	-	-	-	-	-	(181)	2,275
Cost of sales - brokerage	-	-	-	149	149	-	-	-	-	-	-	(9)	140
Operating costs	3,647	569	18	68	4,302	5,528	1,001	317	43	6,889	(1,282)	(145)	9,764
General and administrative	1,700	22	2	1	1,725	1,768	157	162	461	2,548	(746)	-	3,527
Marketing and advertising	569	36	7	32	644	1,541	79	22	153	1,795	(319)	-	2,120
Franchise fees	-	-	-	-	-	1,402	-	-	-	1,402	-	-	1,402
Management fees	-	-	-	-	-	1,637	597	393	830	3,457	(1,758)	(1,084)	615
Depreciation	21	-	-	56	77	3,777	1,051	168	-	4,996	(1,036)	(89)	3,948
Total expenses	5,937	3,083	27	306	9,353	23,115	2,885	1,062	1,487	28,549	(5,616)	(1,508)	30,778

Other expenses (income), net	8	-	-	-	8	282	(21)	31	(182)	110	132	45	295
Interest income	(7)	-	-	-	(7)	(9)	(384)	(109)	(1,775)	(2,277)	1,956	207	(121)
Interest expense	402	-	-	111	513	4,804	1,271	665	475	7,215	(2,360)	(216)	5,152
Net (Loss) Income	$(3,198)	$130	$29	$(139)	$(3,178)	$(9,216)	$(1,579)	$(1,103)	$(5)	$(11,903)	$3,895	$(408)	$(11,594)
	June 30, 2020
Total real estate investments, at cost	$501	$-	$-	$3,504	$4,005	$190,749	$59,201	$64,762	$-	$314,712	$(139,759)	$(3,263)	$175,695
Total Assets	$9,741	$2,825	$82	$3,618	$16,266	$182,914	$68,046	$75,532	$145,480	$471,972	$(259,280)	$(37,116)	$191,842

F - 35

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Six Months Ended June 30, 2019 (Unaudited)
	Real Estate Services					Real Estate Operations					Eliminations
	Fund	Construction &	Property	Real Estate							Non-		CaliberCos Inc.
	Management	Development	Management	Brokerage	Total	Hospitality	Residential	Commercial	Diversified	Total	consolidated	Intercompany	& Subsidiaries
Revenues
Hospitality	$-	$-	$-	$-	$-	$33,151	$-	$-	$-	$33,151	$(467)	$-	$32,684
Construction and development	-	2,702	-	-	2,702	-	-	-	-	-	-	(804)	1,898
Real estate sales	-	-	-	1,410	1,410	-	-	-	-	-	-	-	1,410
Rental income	-	2	21	44	67	-	4,325	479	-	4,804	(1,672)	-	3,199
Fund management	3,816	-	-	-	3,816	-	-	-	-	-	-	(1,380)	2,436
Property management	-	-	176	1	177	-	21	-	-	21	(9)	(92)	97
Brokerage	-	-	-	602	602	-	-	-	-	-	-	(174)	428
Total revenues	3,816	2,704	197	2,057	8,774	33,151	4,346	479	-	37,976	(2,148)	(2,450)	42,152

Expenses
Cost of sales - hospitality	-	-	-	-	-	11,279	-	-	-	11,279	(504)	-	10,775
Cost of sales - construction and development	-	2,345	-	-	2,345	-	-	-	-	-	-	(701)	1,644
Cost of sales - real estate	-	-	-	760	760	-	-	-	-	-	-	(18)	742
Cost of sales - brokerage	-	-	-	232	232	-	-	-	-	-	-	(156)	76
Operating costs	3,045	421	28	124	3,618	5,693	2,105	264	19	8,081	(1,292)	-	10,407
General and administrative	847	38	6	8	899	2,159	278	150	327	2,914	(775)	-	3,038
Marketing and advertising	141	13	3	31	188	2,525	130	25	821	3,501	(1,077)	-	2,612
Franchise fees	-	-	-	-	-	2,399	-	-	-	2,399	(2)	-	2,397
Management fees	-	-	-	2	2	2,208	152	81	961	3,402	(1,114)	(1,123)	1,167
Depreciation	29	-	-	77	106	3,519	1,134	93	-	4,746	(1,061)	(107)	3,684
Total expenses	4,062	2,817	37	1,234	8,150	29,782	3,799	613	2,128	36,322	(5,825)	(2,105)	36,542

Other (income) expense, net	(1,723)	-	-	(38)	(1,761)	572	(272)	34	13	347	192	(152)	(1,374)
Income from investments	-	-	-	-	-	-	(88)	-	(1,286)	(1,374)	1,374	-	-
Interest income	-	-	-	(1)	(1)	(23)	(2)	-	(923)	(948)	925	15	(9)
Gain on disposition of real estate	-	-	-	-	-	-	-	(402)	-	(402)	402	-	-
Interest expense	409	-	-	229	638	4,475	1,084	628	526	6,713	(1,892)	(104)	5,355
Net Income (Loss)	$1,068	$(113)	$160	$633	$1,748	$(1,655)	$(175)	$(394)	$(458)	$(2,682)	$2,676	$(104)	$1,638
					December 31, 2019
Total real estate investments, at cost	$437	$-	$-	$3,363	$3,800	$170,812	$56,032	$47,095	$-	$273,939	$(101,835)	$(4,002)	$171,902
Total Assets	$11,945	$3,569	$54	$3,800	$19,368	$171,002	$72,607	$57,947	$139,963	$441,519	$(255,711)	$(29,291)	$175,885

F - 36

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 13 – Subsequent Events

In addition to the matters discussed above in Note 1 - Organization and Liquidity, Note 5 - Notes Payable, and Note 9 - Preferred Stock, the following is a summary of the subsequent events through the date of this filing:

•	In July 2020, the Company formally engaged with Goldman Sachs & Co. LLC, to act as an adviser to Caliber for financing and capital market activities.

•	In August 2020, the Company executed a purchase and sale agreement for a 77,000 square foot Class A office building in Scottsdale, Arizona, for a purchase price of $17.0 million. Subsequent to the contract execution, the Company funded a deposit of $0.1 million sourced from capital contributions to CFIF III.

F - 37

Item 4. Exhibits

The documents listed in the Exhibit Index of this Report are incorporated by reference or are filed with this Report, in each case as indicated below.

Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No	Exhibit	Filing Date
2.1	CaliberCos Inc. Second Amended and Restated Certificate of Incorporation	†	1-A	024-11016	2.1	January 3,2020
2.1.1	CaliberCos Inc. Amendment to Second Amended and Restated Certificate of Incorporation	†	1-A	024-11016	2.1.1	January 3,2020
2.1.2	CaliberCos Inc. Second Amendment to Second Amended and Restated Certificate of Incorporation	†	1-U	24R-00272	2.1.2	April 23, 2020
2.2	CaliberCos Inc. Bylaws	†	1-A
2.3	Amendment No. 1 to CaliberCos Inc. Bylaws	†	1-A	024-11016	2.2	June 13, 2019
3.1	Stockholders’ Agreement dated September 21, 2018, by and among the Company, John C. Loeffler, Jennifer Schrader and Donnie Schrader	†	1-A	024-11016	2.3	September 23, 2019
3.2	Stock Purchase Agreement dated September 21, 2018, by and among the Company and Donnie Schrader	†	1-A	024-11016	3.1	June 13, 2019
3.3	Form of Warrant, exercise price of $1.70 (Tranche 1)	†	1-A	024-11016	3.2	June 13, 2019
3.4	Form of Warrant, exercise price of $2.00 (Tranche 2)	†	1-A	024-11016	3.3	June 13, 2019
4.1	Form of Subscription Agreement	†	1-A	024-11016	3.4	June 13, 2019
6.1	Amended and Restated 2017 Stock Incentive Plan	†	1-A	024-11016	4.1	December 5, 2019
6.2	Mortgage Note ($14,000,000) dated June 19, 2018, payable to Cerco Capital Inc.	†	1-A	024-11016	6.1	June 13, 2019
6.2.1	Guaranty of Recourse Obligations dated June 29, 2018, by Chris Loeffler and Jennifer Schrader, in favor of Cerco Capital Inc.	†	1-A	024-11016	6.2	June 13, 2019
6.3	Promissory Note ($62,245,000) dated September 2018, payable to RCC Real Estate, Inc.	†	1-A	024-11016	6.2.1	June 13, 2019
6.3.1	Guaranty of Recourse Obligations dated September 2018, by the Company, Jennifer Schrader, John C. Loeffler, II and Frank Heavlin, for the benefit of RCC Real Estate, Inc.	†	1-A	024-11016	6.3	June 13, 2019
6.4	Office Lease Agreement, by and among Pollock Gateway II LLC and the Company, dated July 13, 2018	†	1-A	024-11016	6.3.1	June 13, 2019
6.4.1	First Amendment to Office Lease Agreement, by and among Pollock Gateway II LLC and the Company, dated November 14, 2018	†	1-A	024-11016	6.4	June 13, 2019
6.5	Executive Employment Agreement dated January 1, 2019, by and among the Company and Jennifer Schrader	†	1-A	024-11016	6.5	August 19, 2019
6.6	Executive Employment Agreement dated January 1, 2019, by and among the Company and John C. Loeffler, II	†	1-A	024-11016	6.6	August 19, 2019
6.7	Executive Employment Agreement dated January 1, 2019, by and among the Company and Roy Bade	†	1-A	024-11016	6.7	August 19, 2019
6.8	Executive Employment Agreement dated January 1, 2019, by and among the Company and Jade Leung	†	1-A	024-11016	6.8	August 19, 2019
8.1	Form of Escrow Agreement by and among CaliberCos Inc., SI Securities, LLC and The Bryn Mawr Trust Company of Delaware	†	1-A	024-11016	8.1	January 3,2020

†	Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Scottsdale, state of Arizona, on September 21, 2020.

CaliberCos Inc.

By:	/s/ John C. Loeffler, II
Name:	John C. Loeffler, II
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ John C. Loeffler, II	Chief Executive Officer and Chairman of the Board	September 21, 2020
John C. Loeffler, II	(Principal Executive Officer)

/s/ Jennifer Schrader	Chief Operating Officer, Secretary and Director	September 21, 2020
Jennifer Schrader

/s/ Jade Leung	Chief Financial Officer	September 21, 2020
Jade Leung	(Principal Financial and Accounting Officer)

17